Exhibit 99.1

TELUS CORPORATION

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

MARCH 31, 2026

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months
Periods ended March 31 (millions except per share amounts)	Note	2026	2025
OPERATING REVENUES
Service		$4,484	$4,443
Equipment		505	575
Operating revenues (arising from contracts with customers)	6	4,989	5,018
Other income	7	24	39
Operating revenues and other income		5,013	5,057
OPERATING EXPENSES
Goods and services purchased	16	1,856	1,847
Employee benefits expense	8, 16	1,635	1,466
Depreciation	17	583	592
Amortization of intangible assets	18	405	400
		4,479	4,305
OPERATING INCOME		534	752
Financing costs	9	335	344
INCOME BEFORE INCOME TAXES		199	408
Income taxes	10	55	107
NET INCOME		144	301
OTHER COMPREHENSIVE INCOME	11
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		—	(11)
Foreign currency translation adjustment arising from translating financial statements of foreign operations		41	60
		41	49
Items never subsequently reclassified to income
Change in measurement of investment financial assets		(5)	4
Employee defined benefit plan re-measurements		13	(1)
		8	3
		49	52
COMPREHENSIVE INCOME		$193	$353
NET INCOME ATTRIBUTABLE TO:
Common Shares		$136	$321
Non-controlling interests		8	(20)
		$144	$301
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares		$185	$364
Non-controlling interests		8	(11)
		$193	$353
NET INCOME PER COMMON SHARE	12
Basic		$0.09	$0.21
Diluted		$0.09	$0.21
TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		1,561	1,514
Diluted		1,562	1,516

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2 | March 31, 2026

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	Note	March 31, 2026	December 31, 2025
ASSETS
Current assets
Cash and temporary investments, net		$1,302	$2,621
Accounts receivable	6(b)	3,754	3,797
Income and other taxes receivable		235	173
Inventories	1(b)	458	482
Contract assets	6(c)	450	457
Costs incurred to obtain or fulfill contracts with customers	20	328	413
Prepaid maintenance and other		565	421
Current derivative assets	4(d)	75	8
		7,167	8,372
Non-current assets
Property, plant and equipment, net	17	17,602	17,503
Intangible assets, net	18	20,541	20,328
Goodwill, net	18	10,491	10,460
Contract assets	6(c)	273	274
Other long-term assets	20	2,780	2,676
		51,687	51,241
		$58,854	$59,613
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	22	$920	$920
Accounts payable and accrued liabilities	23	3,403	3,494
Income and other taxes payable		164	141
Dividends payable	13	653	649
Advance billings and customer deposits	24	1,037	1,053
Provisions	25	416	300
Current maturities of long-term debt	26	4,092	3,102
Current derivative liabilities	4(d)	27	30
		10,712	9,689
Non-current liabilities
Provisions	25	549	661
Long-term debt	26	26,039	27,437
Other long-term liabilities	27	915	955
Deferred income taxes		4,272	4,292
		31,775	33,345

Liabilities		42,487	43,034
Owners’ equity
Common equity	28	15,560	15,775
Non-controlling interests		807	804
		16,367	16,579
		$58,854	$59,613
Contingent liabilities	29

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

March 31, 2026 | 3

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common equity
		Equity contributed				Accumulated
		Common Shares (Note 28)			Retained	other		Non-
(millions)	Note	Number of shares	Share capital	Contributed surplus	earnings (deficit)	comprehensive income (loss)	Total	controlling interests	Total
Balance as at January 1, 2025		1,504	$13,124	$1,081	$1,520	$(105)	$15,620	$1,178	$16,798
Net income		—	—	—	321	—	321	(20)	301
Other comprehensive income	11	—	—	—	(1)	44	43	9	52
Dividends	13	—	—	—	(610)	—	(610)	—	(610)
Dividends reinvested and optional cash payments	13(b), 14(c)	10	203	—	—	—	203	—	203
Equity accounted share-based compensation		—	—	30	—	—	30	(1)	29
Change in ownership interests of subsidiaries	28(b)	—	—	—	—	—	—	13	13
Balance as at March 31, 2025		1,514	$13,327	$1,111	$1,230	$(61)	$15,607	$1,179	$16,786
Balance as at January 1, 2026		1,549	$14,096	$1,577	$98	$4	$15,775	$804	$16,579
Net income		—	—	—	136	—	136	8	144
Other comprehensive income	11	—	—	—	13	36	49	—	49
Dividends	13	—	—	—	(653)	—	(653)	—	(653)
Dividends reinvested and optional cash payments	13(b), 14(c)	12	219	—	—	—	219	—	219
Equity accounted share-based compensation	14(b)	—	2	32	—	—	34	—	34
Partnership distributions to non-controlling interest		—	—	—	—	—	—	(5)	(5)
Balance as at March 31, 2026		1,561	$14,317	$1,609	$(406)	$40	$15,560	$807	$16,367

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4 | March 31, 2026

condensed interim consolidated statements of cash flows	(unaudited)

		Three months
Periods ended March 31 (millions)	Note	2026	2025
OPERATING ACTIVITIES
Net income		$144	$301
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		988	992
Income taxes expense	10	55	107
Income taxes paid, net		(116)	(154)
Investment tax credits and tax other		(8)	(12)
Share-based compensation expense, net	14(a)	31	42
Net employee defined benefit plans expense	15(a)	13	15
Employer contributions to employee defined benefit plans	15(a)	(5)	(5)
Gain on contributions of real estate to joint ventures	7, 21	(5)	(8)
(Income) loss from equity accounted investments, net	7, 21	(1)	—
Other		(15)	(11)
Net change in non-cash operating working capital	31(a)	(31)	(190)
Cash provided by operating activities		1,050	1,077
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	31(a)	(757)	(654)
Cash payments for spectrum licences	18(a)	(318)	—
Cash payments for acquisitions, net		—	(11)
Real estate joint venture receipts	21	6	1
Proceeds on disposition		9	66
Investment in portfolio investments and other		(84)	(4)
Cash used by investing activities		(1,144)	(602)
FINANCING ACTIVITIES	31(b)
Dividends paid to holders of Common Shares	13(a)	(430)	(402)
Issue (repayment) of short-term borrowings, net		3	399
Long-term debt issued	26	1,360	1,663
Redemptions and repayment of long-term debt	26	(2,153)	(1,990)
Partnership distributions to non-controlling interest	28(b)	(5)	—
Cash used by financing activities		(1,225)	(330)
CASH POSITION
Increase (decrease) in cash and temporary investments, net		(1,319)	145
Cash and temporary investments, net, beginning of period		2,621	869
Cash and temporary investments, net, end of period		$1,302	$1,014
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS	2(b)
Interest paid		$(430)	$(371)
Interest received		$25	$5

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

March 31, 2026 | 5

notes to condensed interim consolidated financial statements	(unaudited)

MARCH 31, 2026

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of technology solutions, which include: mobile and fixed voice and data telecommunications services and products; healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); and digital experiences. Data services include: internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security and automation.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 5, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries. Our principal subsidiaries, which was wholly owned as at March 31, 2026, are TELUS Communications Inc. and TELUS Health Inc.

6 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

1	condensed interim consolidated financial statements

(a)	Basis of presentation

The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2025.

Our condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in our consolidated financial statements for the year ended December 31, 2025. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS® Accounting Standards) and Canadian generally accepted accounting principles. Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

These consolidated financial statements for the three-month period ended March 31, 2026, were authorized by our Board of Directors for issue on May 8, 2026.

(b)	Inventories

Inventories primarily consist of mobile handsets, parts and accessories, which totalled $353 million as at March 31, 2026 (December 31, 2025 – $376 million), and communications equipment held for resale. These inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Costs of goods sold for the three-month period ended March 31, 2026, totalled $0.5 billion (2025 – $0.6 billion).

2	accounting policy developments

(a)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

●	In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The narrow-scope amendments are to address diversity in accounting practice in respect of: the classification of financial assets with environmental, social and corporate governance and similar features; and to clarify the date on which a financial asset or financial liability is to be de-recognized when using electronic payment systems. The new standard is effective for annual reporting periods beginning on or after January 1, 2026, and earlier adoption was permitted. Our existing practices were compliant with the amendments.

(b)	Standards, interpretations and amendments to standards and interpretations not yet effective and not yet applied

●	In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in the Financial Statements, which sets out the overall requirements for presentation and disclosures in the financial statements. The new standard will replace IAS 1, Presentation of Financial Statements.

Although much of the substance of IAS 1, Presentation of Financial Statements, will carry over into the new standard:

The new standard incrementally will	Current assessment of the new standard’s requirements on our future presentation and disclosure
With a view to improving comparability amongst entities, require presentation in the statement of operations of a subtotal for operating profit and a subtotal for profit before financing and income taxes (both subtotals as defined in the new standard)	The presentation of certain immaterial amounts will shift among operating, investing (new) and financing categories of the statement of operations

March 31, 2026 | 7

notes to condensed interim consolidated financial statements	(unaudited)

The new standard incrementally will	Current assessment of the new standard’s requirements on our future presentation and disclosure
Require disclosure and reconciliation, within a single financial statement note, of management-defined performance measures which are used in public communications to share management’s views of various aspects of an entity’s performance and are derived from the statement of income and other comprehensive income	The incremental disclosure will be presented with other non-standardized financial measures in our segment information note

Enhance the requirements for aggregation and disaggregation of financial statement amounts	Our existing aggregation and disaggregation practices are compliant with the new standard

With a view to improving comparability amongst entities, require limited changes to the statement of cash flows, including elimination of options for the classification of interest and dividend cash flows

The classification of interest paid and interest received will shift from being within operating activities (on an indirect basis) to within financing activities (on a direct basis) and within investing activities (on a direct basis), respectively; our existing dividend cash flow classification is compliant with the new standard

The new standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We are continuing to assess the impacts of the new standard and, other than as set out above, do not expect the totality of our financial disclosure to be materially affected by the application of the new standard.

3	capital structure financial policies

General

Our objective when managing financial capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at an acceptable level of risk. In our definition of financial capital, we include:

●	Common equity (excluding accumulated other comprehensive income);

●	Non-controlling interests;

●	Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income);

●	Cash and temporary investments;

●	Short-term borrowings (including those arising from securitized trade receivables and unbilled customer finance receivables and any hedging assets or liabilities associated with short-term borrowings, net of amounts recognized in accumulated other comprehensive income); and

●	Other long-term debt.

We manage our financial capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our financial capital structure, we may:

●	Adjust the amount of dividends paid to holders of Common Shares;

●	Adjust the discount at which Common Shares are offered under the Dividend Reinvestment and Share Purchase Plan;

●	Purchase Common Shares for cancellation pursuant to normal course issuer bids;

●	Issue new equity (including Common Shares and subsidiary equity);

●	Issue new debt, issue new debt to replace existing debt with different characteristics; and/or

●	Increase or decrease the amount of short-term borrowings arising from securitized trade receivables and unbilled customer finance receivables.

During 2026, our financial objectives, which are reviewed annually, were unchanged from 2025. We believe that our financial objectives support our long-term strategy.

We monitor financial capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) – excluding restructuring and other costs ratio; coverage ratios; and dividend payout ratios.

8 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

Debt and coverage ratios

Net debt to EBITDA – excluding restructuring and other costs is calculated as net debt at the end of the period, divided by 12-month trailing EBITDA – excluding restructuring and other costs. Historically, this measure is substantially similar to the leverage ratio covenant in our credit facilities. Net debt and EBITDA – excluding restructuring and other costs are measures that do not have any standardized meanings prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures disclosed by other issuers. The calculation of these measures is set out in the following table. Net debt is one component of a ratio used to determine compliance with certain debt covenants.

As at, or for the 12-month periods ended, March 31 ($ in millions)	Objective	2026	2025
Components of debt and coverage ratios
Net debt [1]		$25,889	$28,682
EBITDA – excluding restructuring and other costs [2]		$7,350	$7,318
Net interest cost [3] (Note 9)		$1,448	$1,381
Debt ratio
Net debt to EBITDA – excluding restructuring and other costs	2.2 – 2.7 [4]	3.5	3.9
Coverage ratios
Earnings coverage [5]		1.9	2.1
EBITDA – excluding restructuring and other costs interest coverage [6]		5.1	5.3

1      Net debt and total managed capitalization are calculated as follows:

As at March 31	Note	2026	2025
Long-term debt	26	$30,131	$28,724
TELUS Corporation junior subordinated notes equity credit deducted in calculating net debt	26(f)	(3,661)	—
Debt issuance costs netted against long-term debt		162	118
Derivative (assets) liabilities used to manage interest rate and currency risks associated with U.S. dollar-denominated debt, net		(112)	(71)
Accumulated other comprehensive income (loss) amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated debt – excluding tax effects		(249)	(400)
Cash and temporary investments, net		(1,302)	(1,014)
Short-term borrowings	22	920	1,325
Net debt		25,889	28,682
Common equity		15,560	15,607
Non-controlling interests		807	1,179
Add: TELUS Corporation junior subordinated notes equity credit deducted in calculating net debt		3,661	—
Less: accumulated other comprehensive (income) loss amounts included above in common equity and non-controlling interests		(40)	(19)
Total managed capitalization		$45,877	$45,449

* EBITDA is not a standardized financial measure under IFRS Accounting Standards and might not be comparable to similar measures disclosed by other issuers (upon application of IFRS 18, Presentation and Disclosure in Financial Statements (see Note 2(b)), EBITDA may not be a management-defined performance measure); we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We report EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized to determine compliance with certain debt covenants.

March 31, 2026 | 9

notes to condensed interim consolidated financial statements	(unaudited)

2	EBITDA – excluding restructuring and other costs is calculated as follows:

	EBITDA (Note 5)	Restructuring and other costs (Note 16)	EBITDA – excluding restructuring and other costs
Add
Three-month period ended March 31, 2026	$1,522	$315	$1,837
Year ended December 31, 2025	6,922	432	7,354
Deduct
Three-month period ended March 31, 2025	(1,744)	(97)	(1,841)
EBITDA – excluding restructuring and other costs	$6,700	$650	$7,350

3	Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, unrealized changes in virtual power purchase agreements forward element when accounted for as held for trading, recoveries on long-term debt prepayment premium and recoveries on repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost) (see Note 9).

4	Our long-term objective range for this ratio is 2.2 – 2.7 times. The ratio as at March 31, 2026, is outside the long-term objective range. We may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities), but we will endeavour to return this ratio to circa 2.7 times in the medium term (following the spectrum auctions in 2021 and 2023, and the mmWave spectrum auction upcoming), consistent with our long-term strategy. We have an objective of achieving a ratio of circa 3.0 times in 2027. We are in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.25:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.

5	Earnings coverage is defined in Canadian Securities Administrators National Instrument 41-101 as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt (including dividend obligations on preferred shares that are required to be accounted for as financial liabilities); interest on short-term borrowings and other; and long-term debt prepayment premium), and adding back capitalized interest, all such amounts excluding those attributable to non-controlling interests.

6	EBITDA – excluding restructuring and other costs interest coverage is defined as EBITDA – excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

Net debt to EBITDA – excluding restructuring and other costs was 3.5 times as at March 31, 2026, compared to 3.9 times one year earlier. The decrease was largely due to the effect of the decrease in net debt levels, primarily due to the junior subordinated notes equity credit and the equity issued by our Terrion subsidiary to a non-controlling interest, partially offset by spectrum acquisitions and business acquisitions; net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions and business acquisitions.

The earnings coverage ratio for the twelve-month period ended March 31, 2026, was 1.9 times, down from 2.1 times one year earlier. An increase in borrowing costs lowered the ratio by 0.2. The EBITDA – excluding restructuring and other costs interest coverage ratio for the twelve-month period ended March 31, 2026, was 5.1 times, down from 5.3 times one year earlier. An increase of $67 million in net interest costs lowered the ratio by 0.2.

TELUS Corporation Common Share dividend payout ratio

So as to be consistent with the way we manage our business, our TELUS Corporation Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the dividends declared in the most recent four quarters for TELUS Corporation Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects (see Note 13), divided by the sum of free cash flow* amounts for the most recent four quarters for interim reporting periods (divided by annual free cash flow if the reported amount is in respect of a fiscal year). The historical measure for the twelve-month period ended March 31, 2026, is presented for illustrative purposes in evaluating our objective range.

* Free cash flow is not a standardized financial measure under IFRS Accounting Standards and might not be comparable to similar measures presented by other issuers; we define free cash flow as EBITDA (operating revenues and other income less goods and services purchased and employee benefits expense) excluding items that we consider to be of limited predictive value, including certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets, and other sources and uses of cash, as presented in the consolidated statements of cash flows. We have issued guidance on, and report, free cash flow because it is a key performance measure that management and investors use to evaluate the performance of our business.

10 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

For the 12-month periods ended March 31	Objective	2026	2025
Determined using most comparable IFRS Accounting Standards measures
Ratio of TELUS Corporation Common Share dividends declared to cash provided by operating activities (Note 2(b)) – less capital expenditures		117%	96%
Determined using management measures
TELUS Corporation Common Share dividend payout ratio – net of dividend reinvestment plan effects	60%–75% [1]	73%	76%

1	Our objective range for the TELUS Corporation Common Share dividend payout ratio is 60%-75% of free cash flow on a prospective basis.

Our calculation of TELUS Corporation Common Share dividends declared, net of dividend reinvestment plan effects, is as follows:

For the 12-month periods ended March 31 (millions)	2026	2025
TELUS Corporation Common Share dividends declared	$2,575	$2,370
Amount of TELUS Corporation Common Share dividends declared reinvested in TELUS Corporation Common Shares	(890)	(791)
TELUS Corporation Common Share dividends declared – net of dividend reinvestment plan effects	$1,685	$1,579

Our calculation of free cash flow, and its reconciliation to cash provided by operating activities, is as follows:

March 31, 2026 | 11

notes to condensed interim consolidated financial statements	(unaudited)

For the 12-month periods ended March 31 (millions)		2026			2025
	Note	Cash provided by operating activities (Note 2(b))	Difference	Free cash flow	Cash provided by operating activities (Note 2(b))	Difference	Free cash flow
EBITDA	5	$6,700	$—	$6,700	$6,946	$—	$6,946
Restructuring and other costs, net of disbursements		244	—	244	(59)	—	(59)
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment mobile device financing		32	—	32	(207)	—	(207)
Effect of non-discretionary lease principal (a)	31(b)	—	(549)	(549)	—	(676)	(676)
Items from the Consolidated statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	14	133	10	143	166	11	177
Net employee defined benefit plans expense	15	58	—	58	71	—	71
Employer contributions to employee defined benefit plans		(23)	—	(23)	(19)	—	(19)
Gain on contributions of real estate to joint ventures	7, 21	(41)	41	—	(84)	84	—
(Income) loss from equity accounted investments, net		(2)	—	(2)	13	—	13
Gain on purchase of long-term debt		(303)	303	—	—	—	—
Interest paid		(1,443)	—	(1,443)	(1,367)	—	(1,367)
Interest received		73	—	73	27	—	27
Other		(126)	126	—	(122)	122	—
Other working capital items		(21)	21	—	41	(41)	—
Capital expenditures (excluding acquisition from related party)	5	—	(2,630)	(2,630)	—	(2,404)	(2,404)
Capital expenditure for acquisition from related party		—	—	—	—	(93)	(93)
Related party construction credit facility repayment made concurrent with capital expenditure for acquisition from related party and similar		—	26	26	—	94	94
		5,281	(2,652)	2,629	5,406	(2,903)	2,503
Income taxes paid, net of refunds (b)		(442)	116	(326)	(432)	—	(432)
		$4,839	$(2,536)	$2,303	$4,974	$(2,903)	$2,071

(a)	As set out in this note, we may issue new debt to replace existing debt with different characteristics. As a part of managing our capital structure, we chose to replace lease principal of $849 (2025 – $NIL) through discretionary prepayment.

(b)	As part of managing our capital structure, we paid incremental income taxes in connection with issuing subsidiary equity and such amount has been excluded from the free cash flow amount shown in this table.

12 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

4	financial instruments

(a)	Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is set out in the following table.

As at (millions)	March 31, 2026	December 31, 2025
Cash and temporary investments, net	$1,302	$2,621
Accounts receivable	4,322	4,383
Contract assets	723	731
Derivative assets	165	48
	$6,512	$7,783

Cash and temporary investments, net

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review evaluates changes in the status of counterparties.

Accounts receivable

Credit risk associated with accounts receivable is inherently managed through the size and diversity of our large customer base, which encompasses substantially all consumer and business sectors in Canada. A program of credit evaluations of customers is followed and the amount of credit extended is limited when we deem it to be necessary. Accounts are considered to be past due (in default) when customers have failed to make contractually required payments when due, which is generally within 30 days of the billing date. Any late payment charges are levied at an industry-based market rate or a negotiated rate on outstanding non-current customer account balances.

Customer accounts receivable, net of allowance for doubtful accounts
As at (millions)	Note	Gross	Allowance	Net [1]
March 31, 2026
Less than 30 days past billing date		$1,168	$(22)	$1,146
30-60 days past billing date		294	(19)	275
61-90 days past billing date		122	(22)	100
More than 90 days past billing date		221	(46)	175
Unbilled customer finance receivables		1,547	(36)	1,511
		$3,352	$(145)	$3,207
Current [2]	6(b)	$2,771	$(132)	$2,639
Non-current [3]	20	581	(13)	568
		$3,352	$(145)	$3,207

December 31, 2025
Less than 30 days past billing date		$1,002	$(23)	$979
30-60 days past billing date		466	(19)	447
61-90 days past billing date		146	(21)	125
More than 90 days past billing date		206	(45)	161
Unbilled customer finance receivables		1,588	(35)	1,553
		$3,408	$(143)	$3,265
Current [2]	6(b)	$2,809	$(130)	$2,679
Non-current [3]	20	599	(13)	586
		$3,408	$(143)	$3,265

1	Net amounts represent customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position (see Note 6(b)).

2	Presented in the Consolidated statements of financial position as Accounts receivable.

3	Presented in the Consolidated statements of financial position as Other long-term assets.

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Factors considered when determining allowances for past-due accounts include: current economic conditions (including forward-looking macroeconomic data); historical information (including credit agency reports, if available); reasons for the accounts being past due; and the line of business from which the customer accounts receivable originated. These factors are also considered when determining whether to write off amounts charged to the allowance for doubtful accounts against customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable balances above a specific threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense; doubtful accounts expense is included in the Consolidated statements of income and other comprehensive income as a part of Goods and services purchased.

March 31, 2026 | 13

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to our allowance for doubtful accounts.

	Three months
Periods ended March 31 (millions)	2026	2025
Balance, beginning of period	$143	$134
Additions (doubtful accounts expense)	28	49
Accounts written off [1] less than recoveries	(29)	(48)
Other	3	4
Balance, end of period	$145	$139

1	For the three-month period ended March 31, 2026, accounts that were written off but were still subject to enforcement activity totalled $58 (2025 – $65).

Contract assets

Credit risk associated with contract assets is inherently managed through the size and diversity of our large customer base, which encompasses substantially all consumer and business sectors in Canada. A program of credit evaluations of customers is followed and the amount of credit extended is limited when we deem it to be necessary.

Contract assets, net of impairment allowance
As at (millions)	Gross	Allowance	Net (Note 6(c))
March 31, 2026
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$598	$(22)	$576
The 12-month period ending two years hence	240	(9)	231
Thereafter	43	(1)	42
	$881	$(32)	$849
December 31, 2025
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$612	$(22)	$590
The 12-month period ending two years hence	240	(9)	231
Thereafter	44	(1)	43
	$896	$(32)	$864

We maintain allowances for lifetime expected credit losses related to contract assets. Factors considered when determining the amounts of these allowances include: current economic conditions; historical information (including credit agency reports, if available); and the line of business from which the contract assets originated. These same factors are considered when determining whether to write off amounts charged to the impairment allowance for contract assets against contract assets.

Derivative assets (and derivative liabilities)

Counterparties to our material foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. Credit exposure to any single financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of credit losses due to the potential non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(b)	Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

●	maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;

●	maintaining a short-term borrowing agreement associated with trade receivables and unbilled customer finance receivables (Note 22), bilateral bank facilities (Note 22), a supply chain financing program (Note 23), a commercial paper program (Note 26(c)) and syndicated credit facilities (Note 26(d));

●	maintaining an in-effect shelf prospectus;

●	continuously monitoring forecast and actual cash flows; and

●	managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are disclosed in Note 26(i). As at March 31, 2026, unchanged from December 31, 2025, TELUS Corporation could offer an unlimited amount of securities in Canada, and $1.9 billion of securities in the United States, qualified pursuant to a Canadian shelf prospectus in effect until January 2029 (December 31, 2025 – January 2029). We believe our investment grade credit ratings contribute to reasonable access to capital markets.

14 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted in the accompanying tables. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are set out in the accompanying tables.

	Non-derivative				Derivative
			Composite long-term debt
			Long-term		Currency swap agreement			Currency swap agreement
	Non-interest		debt,		amounts to be exchanged			amounts to be exchanged [3]
	bearing		excluding
	financial	Short-term	leases [1]	Leases
(millions)	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive) [2]	Pay	Other	(Receive)	Pay	Total
As at March 31, 2026
2026 (remainder of year)	$2,936	$22	$3,822	$438	$(2,076)	$2,010	$4	$(718)	$704	$7,142
2027	167	935	2,792	542	(1,950)	1,841	5	(241)	229	4,320
2028	64	—	3,104	466	(379)	347	3	(477)	505	3,633
2029	8	—	2,485	373	(379)	347	4	—	—	2,838
2030	6	—	2,687	291	(1,355)	1,309	3	—	—	2,941
2031 - 2035	7	—	10,537	681	(4,589)	4,379	17	—	—	11,032
Thereafter	—	—	24,041	690	(3,074)	2,937	18	—	—	24,612
Total	$3,188	$957	$49,468	$3,481	$(13,802)	$13,170	$54	$(1,436)	$1,438	$56,518
			Total (Note 26(i))			$52,317
As at December 31, 2025
2026	$3,106	$37	$3,754	$837	$(1,373)	$1,356	$3	$(845)	$841	$7,716
2027	108	939	2,799	739	(1,917)	1,841	3	(52)	47	4,507
2028	62	—	3,137	589	(373)	347	3	(469)	505	3,801
2029	8	—	2,519	422	(373)	347	3	—	—	2,926
2030	6	—	2,977	276	(1,332)	1,309	3	—	—	3,239
2031 - 2035	7	—	10,500	648	(4,512)	4,379	11	—	—	11,033
Thereafter	—	—	23,842	646	(3,023)	2,937	3	—	—	24,405
Total	$3,297	$976	$49,528	$4,157	$(12,903)	$12,516	$29	$(1,366)	$1,393	$57,627
			Total			$53,298

1	Cash outflows in respect of interest payments on our short-term borrowings, sustainability-linked notes, commercial paper, amounts drawn under our credit facilities (if any), other (unsecured) and junior subordinated notes have been calculated based upon the interest rates and, if applicable, foreign exchange rates, in effect as at the relevant statement of financial position date.

2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the foreign exchange rates in effect as at the relevant statement of financial position date. The contractual amounts of hedged U.S. dollar-denominated long-term debt at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements; however, the maturities and gross cash flows for the TELUS Corporation junior subordinated notes reflect the initial fixed-rate reset date.

3	The amounts included in undiscounted short-term borrowings in respect of U.S. dollar-denominated short-term borrowings, and the corresponding derivative liability amounts, if any, included in the currency swap pay column amounts, have been determined based upon the foreign exchange rates in effect as at the relevant statement of financial position date. The derivative liability hedging amounts, if any, for the contractual amounts of hedged U.S. dollar-denominated short-term borrowings are included in the currency swap pay column amounts as net cash flows are exchanged pursuant to the currency swap agreements. Gross cash flows are exchanged pursuant to European euro – U.S. dollar currency swaps and have been calculated based upon the interest rates and foreign exchange rates in effect as at the relevant statement of financial position date.

March 31, 2026 | 15

notes to condensed interim consolidated financial statements	(unaudited)

(c)	Market risks

Net income and other comprehensive income for the three-month periods ended March 31, 2026 and 2025, could have varied if the Canadian dollar: U.S. dollar exchange rate, the U.S. dollar: European euro exchange rate, market interest rates and virtual power purchase agreement forward element valuation varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to currency risk has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. We used the U.S. dollar-denominated and European euro-denominated balances and the notional amounts of our derivative financial instruments as at the relevant statement of financial position dates in these calculations.

The sensitivity analysis of our exposure to interest rate risk has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. We used the principal and notional amounts as at the relevant statement of financial position dates in these calculations.

The sensitivity analysis of our exposure to wind discount risk and solar premium risk is based upon a hypothetical change taking place at the relevant statement of financial position date. The notional amounts of the virtual power purchase agreements as at the relevant statement of financial position dates have been used in these calculations.

Three-month periods ended March 31	Net income		Other comprehensive income		Comprehensive income
(increase (decrease) in millions)	2026	2025	2026	2025	2026	2025
Reasonably possible changes in market risks [1]
10% change in C$: US$exchange rate
Canadian dollar appreciates	$(8)	$(6)	$(57)	$93	$(65)	$87
Canadian dollar depreciates	$8	$6	$57	$(93)	$65	$(87)
10% change in US$: € exchange rate
U.S. dollar appreciates	$(40)	$15	$(14)	$(72)	$(54)	$(57)
U.S. dollar depreciates	$40	$(15)	$14	$72	$54	$57
25 basis point change in interest rates
Interest rates increase
Canadian interest rate	$(2)	$(2)	$104	$76	$102	$74
U.S. interest rate	$(2)	$—	$(101)	$(64)	$(103)	$(64)
Combined	$(4)	$(2)	$3	$12	$(1)	$10
Interest rates decrease
Canadian interest rate	$2	$2	$(107)	$(79)	$(105)	$(77)
U.S. interest rate	$2	$—	$104	$67	$106	$67
Combined	$4	$2	$(3)	$(12)	$1	$(10)
20 basis point change in wind discount
Wind discount increases	$—	$—	$(23)	$(19)	$(23)	$(19)
Wind discount decreases	$—	$—	$24	$19	$24	$19
20 basis point change in solar premium
Solar premium increases	$—	$—	$13	$11	$13	$11
Solar premium decreases	$—	$—	$(13)	$(11)	$(13)	$(11)

1	These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates, market interest rates, wind discount and solar premium; in reality, the competitive marketplaces in which we operate would have an effect on this assumption.

In the sensitivity analysis, income tax expense is presented on a net basis, using the applicable statutory income tax rates for the reporting periods.

(d)	Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring provisions) approximate their fair values due to their immediate or short-term maturity. The fair values are determined directly by reference to quoted market prices in active markets.

16 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

The fair values of our investment financial assets are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt, excluding leases, is based on quoted market prices in active markets.

For derivative financial instruments used to manage our exposure to currency risk, we estimated their fair values based on either quoted market prices in active markets for the same or similar financial instruments or the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments of similar maturities subject to similar risks (such fair value estimates being largely based on the Canadian dollar: U.S. dollar forward exchange rate as at the statements of financial position dates). The fair values of the derivative financial instruments we use to manage our exposure to price risk associated with the purchase of nature-dependent electricity are currently estimated using a discounted cash flow approach and are based on industry-standard forecasts from EDC Associates Ltd. utilizing observable market data. The significant unobservable inputs used in the fair value measurement of the Level 3 derivative financial instruments were wind discount, reflecting 55% (December 31, 2025 – 76%) of the Alberta Interconnected Electrical System pool price, and solar premium, reflecting 82% (December 31, 2025 – 82%) of the Alberta Interconnected Electrical System pool price.

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out in the following table.

		March 31, 2026						December 31, 2025
As at ($ in millions except price or rate)	Designation	Maximum maturity date	Notional amount		Fair value [1] and carrying value	Price or rate		Maximum maturity date	Notional amount		Fair value [1] and carrying value	Price or rate
Current derivative assets [2]
Derivatives used to manage currency risk associated with
U.S. dollar-denominated transactions	HFT [4]	—	$—		$—	—		2026	$30		$—	US$1.00: ₱59
U.S. dollar-denominated transactions	HFH [3]	2027	$508		9	US$1.00: C$1.36		2026	$134		1	US$1.00: C$1.35
U.S. dollar-denominated debt (Notes 22, 26(b)-(c))	HFH [3]	2027	$2,276		58	US$1.00: C$1.35		2026	$1,170		1	US$1.00: C$1.37
European euro-denominated transactions swapped to U.S. dollar-denominated transactions	HFT [4]	2028	$33		8	€1.00: US$1.09		2028	$33		6	€1.00: US$1.09
					$75						$8
Other long-term assets [2] (Note 20)
Derivatives used to manage currency risk associated with
U.S. dollar-denominated long-term debt [5] (Note 26(b))	HFH [3]	2048	$6,651		$90	US$1.00: C$1.31		2032	$4,219		$40	US$1.00: C$1.32

Current derivative liabilities [2]
Derivatives used to manage currency risk associated with
U.S. dollar-denominated transactions	HFT [4]	2027	$303		$14	US$1.00: ₱58		2026	$254		$6	US$1.00: ₱58
U.S. dollar-denominated transactions	HFH [3]	2027	$39		—	US$1.00: C$1.39		2026	$374		7	US$1.00: C$1.39
U.S. dollar-denominated debt (Notes 22, 26(c))	HFH [3]	2026	$1,104		1	US$1.00: C$1.39		2026	$733		10	US$1.00: C$1.39
Derivatives used to manage other price risk associated with
Purchase of electrical power	HFH [3]	2047	0.3 TWh	[6]	12	$30.84/MWh	[6]	2047	0.3 TWh	[6]	7	$32.41/MWh	[6]
					$27						$30

March 31, 2026 | 17

notes to condensed interim consolidated financial statements	(unaudited)

		March 31, 2026					December 31, 2025
As at ($ in millions except price or rate)	Designation	Maximum maturity date	Notional amount		Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount		Fair value [1] and carrying value	Price or rate
Other long-term liabilities [2] (Note 27)
Derivatives used to manage currency risk associated with
U.S. dollar-denominated long-term debt [5] (Note 26(c))	HFH [3]	2049	$4,061		$35	US$1.00: C$1.35	2049	$7,332		$102	US$1.00: C$1.33
European euro-denominated transactions swapped to U.S. dollar-denominated transactions	HFT [4]	2028	$555		33	€1.00: US$1.09	2028	$568		44	€1.00: US$1.09
Derivatives used to manage other price risk associated with
Purchase of electrical power	HFH [3]	2047	4.8 TWh	[6]	42	$41.16/MWh [6]	2047	4.9 TWh	[6]	21	$40.92/MWh	[6]
					$110					$167

1	Fair value measured at the reporting date using significant other observable inputs (Level 2), except the fair value of virtual power purchase agreements (which we use to manage the price risk associated with the purchase of electrical power), which is measured at the reporting date using significant unobservable inputs (Level 3). Changes in the fair value of derivative financial instruments classified as Level 3 in the fair value hierarchy were as follows:

	Three months
Periods ended March 31	2026	2025
Unrealized changes in virtual power purchase agreements forward element
Included in net income, excluding income taxes (see (e))	$1	$1
Included in other comprehensive income, excluding income taxes (see (e))	(27)	(18)
Balance, beginning of period – asset (liability)	(28)	(38)
Balance, end of period – asset (liability)	$(54)	$(55)

2	Caption reflects line item in which derivative financial instruments are presented in the Consolidated statements of financial position. Derivative financial assets and liabilities are not set off.

3	Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item), except for derivatives used to manage other price risk associated with the purchase of electrical power which were entered into prior to fiscal 2025 and were designated as HFH on January 1, 2025; hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items (variable notional amounts of hedging items and variable notional amounts of associated hedged items in respect of virtual power purchase agreements).

4	Designated as held for trading (HFT) and classified as fair value through net income upon initial recognition; hedge accounting is not applied.

5	We designate only the spot element as the hedging item. As at March 31, 2026, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $(34) (December 31, 2025 – $(22)).

6	Terawatt hours (TWh) are 1x10[9] kilowatt hours and megawatt hours (MWh) are 1x10[3] kilowatt hours.

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in the following table.

	March 31, 2026		December 31, 2025
As at (millions)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt, excluding leases (Note 26)	$27,417	$27,278	$27,225	$27,507

(e)	Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

Credit risk associated with such derivative instruments, as discussed further in (a), would be the primary source of hedge ineffectiveness. With the exception of the virtual power purchase agreement derivatives, there was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented. The ineffective portion of the virtual power purchase agreements arises because they are considered off-market hedging instruments by the transition rules of the amendments to IFRS Accounting Standards in respect of nature-dependent electricity.

18 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

Three-month periods	Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income to income (effective portion) (Note 11)
ended March 31	(effective portion) (Note 11)			Amount
(millions)	2026	2025	Location	2026	2025
Derivatives used to manage currency risk associated with
U.S. dollar-denominated purchases	$11	$1	Goods and services purchased	$(3)	$6
U.S. dollar-denominated debt [1] (Notes 22,26(b)-(c))	190	40	Financing costs	177	(5)
Net investment in a foreign operation	—	(21)	Financing costs	—	5
	201	20		174	6
Derivatives used to manage other market risks
Purchase of electrical power	(26)	(16)	Goods and services purchased	1	2
Other	—	(2)	Financing costs	—	—
	(26)	(18)		1	2
	$175	$2		$175	$8

1	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amounts for the three-month periods ended March 31, 2026, totalled $5 (2025 – $(16)).

The following table sets out the ineffectiveness gains and losses included in Goods and services purchased in the Consolidated statements of income and other comprehensive income that arise from derivative instruments classified as held for hedging and designated as being in a hedging relationship.

	Gain (loss) on derivatives recognized in income
	Three months
Periods ended March 31 (millions)	2026	2025
Derivatives used to manage other market risks (purchase of electrical power)	$1	$1

The following table sets out the gains and losses included in Financing costs in the Consolidated statements of income and other comprehensive income that arise from derivative instruments classified as held for trading and not designated as being in a hedging relationship.

	Gain (loss) on derivatives recognized in income
	Three months
Periods ended March 31 (millions)	2026	2025
Derivatives used to manage currency risk	$(1)	$1

5	segment information

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

The TELUS technology solutions segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security and automation); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

The TELUS health segment includes: healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration).

The TELUS digital experience segment, which has the U.S. dollar as its primary functional currency, includes key service lines: digital solutions; artificial intelligence and data solutions; trust and safety; and customer experience management. Subsequent to TELUS Corporation’s acquisition of the TELUS International (Cda) Inc. non-controlling interests in fiscal 2025, our internal and external reporting processes, systems and internal controls were transitioned to match the post-privatization operational realignment; for the three-month period ended March 31, 2026, our segmented reporting structure was correspondingly transitioned and comparative amounts have been restated on a comparable basis.

Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The segment information regularly reported to our Chief Executive Officer (our chief operating decision-maker), and the reconciliation thereof to our products and services view of revenues, other revenues and income before income taxes, are set out in the following table.

March 31, 2026 | 19

notes to condensed interim consolidated financial statements	(unaudited)

	TELUS technology solutions								TELUS digital
	Mobile		Fixed		Segment total		TELUS health		experience		Eliminations		Total
Three-month periods ended March 31 (millions)	2026	2025	2026	2025 (restated*)	2026	2025 (restated*)	2026	2025 (restated*)	2026	2025 (restated*)	2026	2025 (restated*)	2026	2025
Operating revenues
External revenues
Service	$1,778	$1,757	$1,490	$1,504	$3,268	$3,261	$522	$470	$694	$712	$—	$—	$4,484	$4,443
Equipment	446	499	58	75	504	574	1	1	—	—	—	—	505	575
Revenues arising from contracts with customers	$2,224	$2,256	$1,548	$1,579	3,772	3,835	523	471	694	712	—	—	4,989	5,018
			Other income (Note 7)		12	39	1	—	11	—	—	—	24	39
					3,784	3,874	524	471	705	712	—	—	5,013	5,057
			Intersegment		6	6	2	2	108	102	(116)	(110)	—	—
					$3,790	$3,880	$526	$473	$813	$814	$(116)	$(110)	$5,013	$5,057
			EBITDA [1]		$1,423	$1,611	$68	$75	$50	$71	$(19)	$(13)	$1,522	$1,744
			Restructuring and other costs included in EBITDA (Note 16)		259	79	25	9	31	9	—	—	315	97
			Adjusted EBITDA [1]		$1,682	$1,690	$93	$84	$81	$80	$(19)	$(13)	$1,837	$1,841
			Capital expenditures [2]		$580	$515	$53	$44	$37	$41	$(19)	$(13)	$651	$587
			Adjusted EBITDA less capital expenditures [1]		$1,102	$1,175	$40	$40	$44	$39	$—	$—	$1,186	$1,254
			Operating revenues – external, other income and intersegment (above)		$3,790	$3,880	$526	$473	$813	$814	$(116)	$(110)	$5,013	$5,057
			Goods and services purchased		1,609	1,616	169	165	175	163	(97)	(97)	1,856	1,847
			Employee benefits expense		758	653	289	233	588	580	—	—	1,635	1,466
			EBITDA (above)		1,423	1,611	68	75	50	71	(19)	(13)	1,522	1,744
			Depreciation		517	529	16	13	50	50	—	—	583	592
			Amortization of intangible assets		241	240	99	94	65	66	—	—	405	400
			Operating income (loss)		$665	$842	$(47)	$(32)	$(65)	$(45)	$(19)	$(13)	534	752
											Financing costs		335	344
											Income before income taxes		$199	$408

*	As required by IFRS Accounting Standards, comparative amounts have been restated to conform with the reportable segments presented in the current period.

1	Earnings before interest, income taxes, depreciation and amortization (EBITDA), both unadjusted and adjusted, are not standardized financial measures under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers; we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We calculate adjusted EBITDA to exclude items that do not reflect our ongoing operations and, in our opinion, should not be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt. We report EBITDA, adjusted EBITDA and adjusted EBITDA less capital expenditures because they are key measures that management uses to evaluate the performance of our business, and EBITDA is also utilized in determining compliance with certain debt covenants.

20 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

2	See Note 31(a) for a reconciliation of capital asset additions, excluding spectrum licences, to cash payments for capital assets, excluding spectrum licences, reported in the consolidated statements of cash flows.

TELUS technology solutions capital expenditures include real estate development amounts of $16 (2025 – $8). Real estate development capital expenditures are not a standardized financial measure under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers; we define real estate capital expenditures as including amounts for both investment properties and certain owner-occupied properties.

6	revenue from contracts with customers

(a)	Revenues

In the determination of the minimum transaction prices in contracts with customers, amounts are allocated to fulfilling, or the completion of fulfilling, future contracted performance obligations, which are largely in respect of services to be provided over the duration of the contract. The following table sets out our aggregate estimated minimum transaction prices allocated to remaining unfulfilled, or partially unfulfilled, future contracted performance obligations and the timing of when we might expect to recognize the associated revenues; actual amounts could differ from these estimates due to a variety of factors, including the unpredictable nature of: customer behaviour; industry regulation; the economic environments in which we operate; and competitor behaviour.

As at (millions)	March 31, 2026	December 31, 2025
Estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations to be recognized as revenue in a future period [1,2]
During the 12-month period ending one year hence	$2,353	$2,399
During the 12-month period ending two years hence	935	972
Thereafter	119	127
	$3,407	$3,498

1	Excludes constrained variable consideration amounts, amounts arising from contracts originally expected to have a duration of one year or less and, as a permitted practical expedient, amounts arising from contracts that are not affected by revenue recognition timing differences arising from transaction price allocation or from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.

2	IFRS Accounting Standards require the explanation of when we might expect to recognize as revenue the amounts disclosed as the estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations. The estimated amounts disclosed are based upon contractual terms and maturities. Actual minimum transaction price revenues recognized, and the timing thereof, will differ from these estimates primarily due to the frequency with which the actual duration of contracts with customers does not match their contractual maturities.

(b)	Accounts receivable

As at (millions)	Note	March 31, 2026	December 31, 2025
Customer accounts receivable		$2,771	$2,809
Allowance for doubtful accounts	4(a)	(132)	(130)
Billed customer accounts receivable, net of allowance for doubtful accounts		2,639	2,679
Accrued receivables – customer		647	658
Billed and unbilled customer accounts receivable, net of allowance for doubtful accounts		3,286	3,337
Accrued receivables – other		468	460
Accounts receivable – current		$3,754	$3,797

(c)	Contract assets

		Three months
Periods ended March 31 (millions)	Note	2026	2025
Balance, beginning of period		$864	$939
Net additions arising from operations		432	378
Amounts billed in the period and thus reclassified to accounts receivable		(449)	(409)
Change in impairment allowance, net	4(a)	—	5
Other		2	—
Balance, end of period [1]		$849	$913

Reconciliation of contract assets presented in the Consolidated statements of financial position – current
Gross contract assets		$576	$609
Reclassification to contract liabilities of contracts with contract assets less than contract liabilities	24	(13)	(17)
Reclassification from contract liabilities of contracts with contract liabilities less than contract assets	24	(113)	(123)
		$450	$469

1	Timing of amounts to be billed and thus reclassified to accounts receivable is set out in Note 4(b).

March 31, 2026 | 21

notes to condensed interim consolidated financial statements	(unaudited)

7	other income

Periods ended March 31		Three months
(millions)	Note	2026	2025
Lease and other sublease revenue	19	$4	$4
Gain on contributions of real estate to joint ventures	21(a)	5	8
Income (loss) from equity accounted investments, net	21	1	—
Investment income, gain on disposal of assets and other		4	17
Changes in provisions related to business combinations	25	10	10
		$24	$39

8	employee benefits expense

Periods ended March 31		Three months
(millions)	Note	2026	2025
Employee benefits expense – gross
Wages and salaries		$1,440	$1,418
Share-based compensation [1]	14	30	50
Pensions – defined benefit	15(a)	13	15
Pensions – defined contribution	15(b)	31	31
Restructuring costs	16(a)	115	57
Employee health and other benefits		60	69
		1,689	1,640
Capitalized internal labour costs, net
Contract acquisition costs	20
Capitalized		(48)	(35)
Amortized [2]		159	24
Contract fulfilment costs	20
Capitalized		(7)	(6)
Amortized		2	2
Property, plant and equipment		(80)	(80)
Intangible assets subject to amortization		(80)	(79)
		(54)	(174)
		$1,635	$1,466

1	For the three-month periods ended March 31, 2026, $2 (2025 – $NIL) of share-based compensation in the TELUS technology solutions segment was included in restructuring costs.
2	For the three-month periods ended March 31, 2026, $130 (2025 – $NIL) of amortization of costs incurred to obtain contracts with customers was included in restructuring and other costs (see Note 16).

9	financing costs

Periods ended March 31		Three months
(millions)	Note	2026	2025
Interest expense
From transactions that only involve the raising of finance
Long-term debt, excluding lease liabilities and other (secured)
Gross		$328	$284
Capitalized [1]	17, 18(a)	(3)	(9)
Net		325	275
Short-term borrowings and other		13	17
		338	292
From transactions that do not only involve the raising of finance
Long-term debt – lease liabilities	19, 26(h)	43	41
Long-term debt – other (secured)	26(g)	5	6
Employee defined benefit plans net interest	15	3	3
Accretion on provisions	25	8	7
		59	57
		397	349
Other
Foreign exchange		(37)	—
		360	349
Interest income		(25)	(5)
		$335	$344

Net interest cost	3	$335	$350
Interest expense on long-term debt, excluding lease liabilities and other – capitalized [1]		(3)	(9)
Employee defined benefit plans net interest		3	3
		$335	$344

1	Interest on long-term debt, excluding lease liabilities, at a composite rate of 5.3% (2025 – 5.3%) was capitalized to property, plant and equipment assets under construction and to intangible assets with indefinite lives during the period.

22 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

10	income taxes

Expense composition and rate reconciliation

Periods ended	Three months
March 31 (millions)	2026	2025
Current income tax expense
For the current reporting period	$89	$117
Adjustments recognized in the current period for income taxes of prior periods	—	(5)
Pillar Two global minimum tax	—	1
	89	113
Deferred income tax expense
Arising from the origination and reversal of temporary differences	(34)	(6)
	$55	$107

Our income tax expense and effective income tax rate differ from those computed by applying the applicable statutory rates for the following reasons:

Three-month periods ended March 31 ($ in millions)	2026		2025
Income taxes computed at applicable statutory rates	$53	26.8%	$101	24.8%
Adjustments recognized in the current period for income taxes of prior periods	—	—	(5)	(1.2)
Pillar Two global minimum tax	—	—	1	0.2
(Non-taxable) non-deductible amounts, net	(7)	(3.6)	(1)	(0.2)
Withholding and other taxes	8	3.9	9	2.2
Losses not recognized	1	0.5	1	0.2
Foreign tax differential	—	—	(1)	(0.2)
Other	—	—	2	0.4
Income tax expense per Consolidated statements of income and other comprehensive income	$55	27.6%	$107	26.2%

March 31, 2026 | 23

notes to condensed interim consolidated financial statements	(unaudited)

11	other comprehensive income

		Three-month period ended March 31, 2025					Three-month period ended March 31, 2026
(millions)	Note	Accumulated balance, beginning of period	Amount arising	Income taxes	Net	Accumulated balance, end of period	Accumulated balance, beginning of period	Amount arising	Income taxes	Net	Accumulated balance, end of period
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	4(e)
Derivatives used to manage currency risk
Unrealized gains (losses) arising			$20	$11				$201	$33
Realized (gains) losses reclassified to net income			(6)	(1)				(174)	(26)
		$(260)	14	10	$4	$(256)	$(214)	27	7	$20	$(194)
Derivatives used to manage other market risks
Unrealized gains (losses) arising			(18)	(4)				(26)	(7)
Realized (gains) losses reclassified to net income			(2)	(1)				(1)	—
		(1)	(20)	(5)	(15)	(16)	4	(27)	(7)	(20)	(16)
Total		(261)	(6)	5	(11)	(272)	(210)	—	—	—	(210)
Cumulative foreign currency translation adjustment		169	60	—	60	229	150	41	—	41	191
Item never reclassified to income
Change in measurement of investment financial assets
Unrealized gains (losses) arising			2	—				—	—
Realized gains (losses)			3	1				(6)	(1)
		58	5	1	4	62	64	(6)	(1)	(5)	59
Accumulated other comprehensive income (loss)		$(34)	59	6	53	$19	$4	35	(1)	36	$40
Attributable to:
Common Shares		$(105)				$(61)	$4				$40
Non-controlling interests		71				80	—				—
		$(34)				$19	$4				$40
Item never reclassified to income
Employee defined benefit plan re-measurements	15(a)		(1)	—	(1)			17	4	13
Other comprehensive income			$58	$6	$52			$52	$3	$49

24 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

12	per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted share unit awards.

The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

Periods ended March 31	Three months
(millions)	2026	2025
Basic total weighted average number of Common Shares outstanding	1,561	1,514
Effect of dilutive securities – Restricted share units	1	2
Diluted total weighted average number of Common Shares outstanding	1,562	1,516

For the three-month periods ended March 31, 2026 and 2025, no outstanding equity-settled restricted share unit awards were excluded in the calculation of diluted income per Common Share. For the three-month periods ended March 31, 2026, 3 million (2025 – 1 million) TELUS Corporation share option awards were excluded in the calculation of diluted income per Common Share.

13	dividends per share

(a)	TELUS Corporation Common Share dividends declared

Three-month periods ended March 31 (millions except per share amounts)
TELUS Corporation	Declared		Paid to
Common Share dividends	Effective	Per share	shareholders	Total
2026
Quarter 1 dividend	Mar. 11, 2026	$0.4184	Apr. 1, 2026	$653

2025
Quarter 1 dividend	Mar. 11, 2025	$0.4023	Apr. 1, 2025	$610

On May 7, 2026, our Board of Directors declared a quarterly dividend of $0.4184 per share on issued and outstanding TELUS Corporation Common Shares payable on July 2, 2026, to holders of record at the close of business on June 10, 2026. The final amount of the dividend payment depends upon the number of TELUS Corporation Common Shares issued and outstanding at the close of business on June 10, 2026.

(b)	Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of TELUS Corporation Common Shares may acquire additional TELUS Corporation Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this plan, we have the option of offering TELUS Corporation Common Shares from Treasury or having the trustee acquire TELUS Corporation Common Shares in the stock market. At our discretion, under the plan, we may offer TELUS Corporation Common Shares at a discount of up to 5% from the market price. During the three-month periods ended March 31, 2026, eligible shareholders who participated in the plan elected to reinvest dividends declared of $204 million (2025 – $191 million).

March 31, 2026 | 25

notes to condensed interim consolidated financial statements	(unaudited)

14	share-based compensation

(a)	Details of share-based compensation expense

Included in Employee benefits expense in the Consolidated statements of income and other comprehensive income, and in Cash provided by operating activities in the Consolidated statements of cash flows, are the share-based compensation amounts set out in the accompanying table.

(b)	Restricted share units

TELUS Corporation restricted share units

We also award restricted share units that largely have the same features as our general restricted share units, but have a variable payout (0% – 200%) that depends upon the achievement of: our total customer connections performance condition (with a weighting of 33-1/3%; 2024 and prior awards, 25%); our free cash flow* performance condition (with a weighting of 33-1/3%; 2024 and prior awards, NIL%); and the total shareholder return on TELUS Corporation Common Shares relative to international peer groups of telecommunications companies (with a weighting of 33-1/3%; 2024 and prior awards, 75%). The grant-date fair values of the notional subsets of our restricted share units affected by the total customer connections performance condition and the free cash flow performance condition equal the fair market value of the corresponding TELUS Corporation Common Shares at the grant date; we include these notional subsets in the presentation of our restricted share units with only service conditions. For the notional subset of restricted share units affected by the relative total shareholder return performance condition, we estimate fair value using a Monte Carlo simulation due to their variable payout. Restricted share units granted in 2026 and 2025 are accounted for as equity-settled, based on their expected settlement method when granted.

* Free cash flow is not a standardized financial measure under IFRS Accounting Standards and might not be comparable to similar measures disclosed by other issuers (see Note 3).

Periods ended March 31 (millions)		2026			2025
	Note	Employee benefits expense [1]	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
THREE-MONTH
Restricted share units	(b)	$31	$—	$31	$41	$—	$41
Employee share purchase plan	(c)	1	(1)	—	8	(8)	—
Share option awards	(d)	—	—	—	1	—	1
		$32	$(1)	$31	$50	$(8)	$42

1	Within employee benefits expense (see Note 8) for the three-month periods ended March 31, 2026, restricted share units expense of $2 (2025 – $NIL) is included in restructuring costs (see Note 16) of the TELUS technology solutions segment and the balance is presented as share-based compensation.

The following table presents a summary of outstanding TELUS Corporation non-vested restricted share units.

As at	March 31, 2026	December 31, 2025
Restricted share units without market performance conditions
Restricted share units with service conditions only	12,976,258	12,212,381
Notional subset affected by non-market performance conditions	1,229,332	1,148,939
	14,205,590	13,361,320
Restricted share units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	1,423,641	1,330,323
Number of non-vested restricted share units	15,629,231	14,691,643

The following table presents a summary of the activity related to TELUS Corporation restricted share units without market performance conditions.

26 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

	Number of restricted share units [1]		Weighted average grant-
	Non-vested	Vested	date fair value
THREE-MONTH PERIOD
Outstanding, January 1, 2026
Non-vested	13,361,320	—	$21.88
Vested	—	53,519	$23.69
Granted
Initial award	980,097	—	$18.42
In lieu of dividends	313,975	1,231	$17.68
Vested	(71,664)	71,664	$22.36
Settled
In equity	—	(60,133)	$22.54
In cash	—	(13,801)	$22.62
Forfeited	(378,138)	—	$21.52
Outstanding, March 31, 2026
Non-vested	14,205,590	—	$21.48
Vested	—	52,480	$23.58

1	Excluding the notional subset of restricted share units affected by the relative total shareholder return performance condition.

(c)	TELUS Corporation employee share purchase plan

We have an employee share purchase plan under which eligible employees can purchase TELUS Corporation Common Shares through regular payroll deductions. In respect of TELUS Corporation Common Shares held within the employee share purchase plan, dividends declared thereon during the three-month period ended March 31, 2026, of $15 million (2025 – $14 million) were to be reinvested in TELUS Corporation Common Shares acquired by the trustee from Treasury, with a discount applicable, as set out in Note 13(b).

(d)	Share option awards

TELUS Corporation share option awards

Employees may be granted share option awards to purchase TELUS Corporation Common Shares at an exercise price equal to the fair market value at the time of grant. Share option awards granted under the plan may be exercised over specific periods not to exceed, generally, seven years from the date of grant.

These share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

Period ended March 31, 2026	Three months
	Number of share options	Weighted average share option price [1]
Outstanding, beginning of period	2,087,608	$22.48
Granted	1,000,000	$18.48
Forfeited and other	628,626	$20.52
Outstanding, end of period	3,716,234	$20.71
Exercisable, end of period	2,024,235	$21.86

1	The weighted average remaining contractual life is 4.0 years.

The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at time of grant, calculated using the Black-Scholes model (a close-form option pricing model) are as follows:

Period ended March 31, 2026	Three months
Share option award fair value (per share option)	$0.85
Risk-free interest rate	2.9%
Expected lives [1] (years)	4.9
Expected volatility	18.9%
Dividend yield	9.1%

1	The maximum contractual term of the share option awards granted in 2026 was 10 years.

March 31, 2026 | 27

notes to condensed interim consolidated financial statements	(unaudited)

15	employee future benefits

(a)	Defined benefit pension plans – summary

Amounts in the primary financial statements related to defined benefit pension plans

Three-month periods ended March 31		2026			2025
($ in millions)	Note	Plan assets	Defined benefit obligations accrued [1]	Net	Plan assets	Defined benefit obligations accrued [1]	Net
Employee benefits expense	8
Benefits earned for current service		$—	$(16)		$—	$(18)
Employees’ contributions		4	—		4	—
Administrative fees		(1)	—		(1)	—
		3	(16)	$(13)	3	(18)	$(15)
Financing costs	9
Notional income on plan assets [2] and interest on defined benefit obligations accrued		115	(101)		107	(96)
Interest effect on asset ceiling limit		(17)	—		(14)	—
		98	(101)	(3)	93	(96)	(3)
DEFINED BENEFIT (COST) INCLUDED IN NET INCOME [3]				(16)			(18)
Other comprehensive income	11
Difference between actual results and estimated plan assumptions [4]		(63)	—		53	—
Changes in plan financial assumptions		—	127		—	(50)
Changes in the effect of limiting net defined benefit plan assets to the asset ceiling		(47)	—		(4)	—
		(110)	127	17	49	(50)	(1)
DEFINED BENEFIT (COST) INCLUDED IN COMPREHENSIVE INCOME [3]				1			(19)
AMOUNTS INCLUDED IN OPERATING ACTIVITIES CASH FLOWS
Employer contributions		5	—	5	5	—	5
BENEFITS PAID BY PLANS		(117)	117	—	(117)	117	—
PLAN ACCOUNT BALANCES [5]
Change in period		(121)	127	6	33	(47)	(14)
Balance, beginning of period		8,258	(8,476)	(218)	8,262	(8,452)	(190)
Balance, end of period		$8,137	$(8,349)	$(212)	$8,295	$(8,499)	$(204)

FUNDED STATUS – PLAN SURPLUS (DEFICIT)
Pension plans that have plan assets in excess of defined benefit obligations accrued [6]	20	$8,128	$(7,888)	$240	$7,440	$(7,186)	$254
Pension plans that have defined benefit obligations accrued in excess of plan assets [7]
Funded		9	(245)	(236)	855	(1,086)	(231)
Unfunded		—	(216)	(216)	—	(227)	(227)
	27	9	(461)	(452)	855	(1,313)	(458)
		$8,137	$(8,349)	$(212)	$8,295	$(8,499)	$(204)

1	Defined benefit obligations accrued are the actuarial present values of benefits attributed to employee services rendered to a particular date.

2	The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued, as at the end of the immediately preceding fiscal year.

28 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

3	Excluding income taxes.
4	Financial assumptions in respect of plan assets (interest income on plan assets included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued) and demographic assumptions in respect of the actuarial present values of the defined benefit obligations accrued, as at the end of the immediately preceding fiscal year for both.
5	The discount rate used to measure the defined benefit obligations accrued at March 31, 2026, was 5.03% (December 31, 2025 – 4.90%).
6	Effect of asset ceiling limit at March 31, 2026, was $1,415 (December 31, 2025 – $1,351).
7	Presented in the Consolidated statements of financial position as Other long-term assets.
8	Presented in the Consolidated statements of financial position as Other long-term liabilities

(b)	Defined contribution plans – expense

Our total defined contribution pension plan costs included as Employee benefits expense in the Consolidated statements of income and other comprehensive income are as follows:

Periods ended March 31	Three months
(millions)	2026	2025
Union pension plan contributions	$3	$3
Other defined contribution pension plans	28	28
	$31	$31

16	restructuring and other costs

(a)	Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental non-recurring restructuring costs, as further discussed in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models or during post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity; significant litigation costs in respect of losses or settlements; and adverse retrospective regulatory decisions.

Restructuring and other costs presented in the Consolidated statements of income and other comprehensive income are as follows:

Periods ended March 31	Three months
(millions)	2026	2025
Restructuring [1] (b)
Goods and services purchased	$57	$34
Employee benefits expense	115	57
	172	91
Other (c)
Goods and services purchased	13	6
Employee benefits expense	130	—
	143	6
Total
Goods and services purchased	70	40
Employee benefits expense	245	57
	$315	$97

1	For the three-month period ended March 31, 2026, excludes real estate rationalization-related restructuring net impairments of property, plant and equipment of $4 (2025 – $3), which are included in depreciation.

(b)	Restructuring provisions

Employee-related provisions and other provisions, as presented in Note 25, include amounts for restructuring activities. In 2026, restructuring activities included ongoing and incremental efficiency initiatives, some involving employee-related costs and real estate rationalization. These initiatives were intended to enhance our long-term operating productivity and competitiveness.

(c)	Other

During the three-month periods ended March 31, 2026 and 2025, we incurred incremental external costs in connection with business combinations. Non-recurring atypical business integration expenditures associated with these business acquisitions, which qualify as neither restructuring costs nor part of the fair value of the net assets acquired, have been included as a part of other costs.

March 31, 2026 | 29

notes to condensed interim consolidated financial statements	(unaudited)

17	property, plant and equipment

		Owned assets							Right-of-use lease assets (Note 19)
(millions)	Note	Network assets	Buildings and leasehold improvements	Computer hardware and other	Land	Investment property	Assets under construction	Total	Network assets	Real estate	Other	Total	Total
AT COST
Balance as at January 1, 2026		$38,005	$4,018	$1,898	$85	$46	$721	$44,773	$2,150	$2,818	$80	$5,048	$49,821
Additions		196	5	9	—	—	201	411	166	70	—	236	647
Assets under construction put into service		(39)	18	13	—	—	8	—	—	—	—	—	—
Transfers		1,082	—	24	—	—	—	1,106	(1,106)	—	—	(1,106)	—
Dispositions, retirements and other		(216)	(21)	(19)	—	—	—	(256)	(1)	2	1	2	(254)
Net foreign exchange differences		1	2	3	—	—	3	9	—	5	—	5	14
Balance as at March 31, 2026		$39,029	$4,022	$1,928	$85	$46	$933	$46,043	$1,209	$2,895	$81	$4,185	$50,228

ACCUMULATED DEPRECIATION
Balance as at January 1, 2026		$26,410	$2,556	$1,392	$—	$1	$—	$30,359	$374	$1,565	$20	$1,959	$32,318
Depreciation [1]		391	41	45	—	1	—	478	31	69	5	105	583
Transfers		324	—	11	—	—	—	335	(335)	—	—	(335)	—
Dispositions, retirements and other		(219)	(24)	(27)	—	—	—	(270)	—	(14)	—	(14)	(284)
Net foreign exchange differences		1	2	3	—	—	—	6	—	3	—	3	9
Balance as at March 31, 2026		$26,907	$2,575	$1,424	$—	$2	$—	$30,908	$70	$1,623	$25	$1,718	$32,626

NET BOOK VALUE
Balance as at December 31, 2025		$11,595	$1,462	$506	$85	$45	$721	$14,414	$1,776	$1,253	$60	$3,089	$17,503

Balance as at March 31, 2026		$12,122	$1,447	$504	$85	$44	$933	$15,135	$1,139	$1,272	$56	$2,467	$17,602

1	For the three-month period ended March 31, 2026, depreciation includes $4 in respect of impairment of real estate right-of-use lease assets.

As at March 31, 2026, our contractual commitments for the property, plant and equipment acquisitions totalled $219 million over a period ending December 31, 2028 (December 31, 2025 – $184 million over a period ending December 31, 2027).

30 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

18	intangible assets and goodwill

(a)	Intangible assets and goodwill, net

		Intangible assets subject to amortization					Intangible assets with indefinite lives
(millions)	Note	Customer contracts, related customer relationships and subscriber base	Software	Access to rights-of-way, crowdsource assets and other	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill [1,2]	Total intangible assets and goodwill
AT COST
Balance as at January 1, 2026		$5,962	$9,396	$585	$517	$16,460	$13,217	$29,677	$11,325	$41,002
Additions		—	28	27	210	265	318	583	—	583
Assets under construction put into service		—	286	—	(286)	—	—	—	—	—
Dispositions, retirements and other (including capitalized interest)	9	(14)	(215)	1	—	(228)	—	(228)	—	(228)
Net foreign exchange differences		24	1	5	—	30	—	30	36	66
Balance as at March 31, 2026		$5,972	$9,496	$618	$441	$16,527	$13,535	$30,062	$11,361	$41,423

ACCUMULATED AMORTIZATION
Balance as at January 1, 2026		$2,503	$6,533	$313	$—	$9,349	$—	$9,349	$865	$10,214
Amortization		135	255	15	—	405	—	405	—	405
Dispositions, retirements and other		(18)	(224)	—	—	(242)	—	(242)	—	(242)
Net foreign exchange differences		6	1	2	—	9	—	9	5	14
Balance as at March 31, 2026		$2,626	$6,565	$330	$—	$9,521	$—	$9,521	$870	$10,391

NET BOOK VALUE
Balance as at December 31, 2025		$3,459	$2,863	$272	$517	$7,111	$13,217	$20,328	$10,460	$30,788

Balance as at March 31, 2026		$3,346	$2,931	$288	$441	$7,006	$13,535	$20,541	$10,491	$31,032

1	Accumulated amortization of goodwill of $364 is amortization recorded before 2002, and impairments of $501 (inclusive of net foreign exchange differences of $1) recorded in the year ended December 31, 2025.

2	During the three-month period ended March 31, 2026, the relevant circumstances of the TELUS digital experience cash-generating unit were not consistent with those existing at the time of the December 2025 test. This change in circumstances, as referenced in Note 5, arose from structural changes in 2026 of our operations associated with the privatization of TELUS International (Cda) Inc. in fiscal 2025. Due to such structural changes, IFRS Accounting Standards require us to test the carrying values of the affected cash-generating units’ goodwill amounts. As at March 31, 2026, the recoverable amount of the TELUS digital experience cash-generating unit was slightly in excess of its carrying amount. Such recoverable amount was determined based on a fair value less costs of disposal method (such method categorized as a Level 3 fair value measure) and used a discount rate of 9.6% (December 31, 2025 – 9.6%), a perpetual growth rate of 2.5% (December 31, 2025 – 2.5%) and cash flow projections through the end of 2030 (December 31, 2025 – 2029). We validated the results of the recoverable amount through a market-comparable approach and an analytical review of industry facts and facts that are specific to us.

The fair value less costs of disposal method uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections; associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; and the future weighted average cost of capital. Had growth projections declined in the projection period by more than trivial amounts, or if the discount rate increased by more than a trivial amount, the March 31, 2026, estimate of the recoverable amount of the TELUS digital experience cash-generating unit would be less; we believe that any reasonably possible change in other key assumptions on which our calculation of the recoverable amount of the TELUS digital experience cash-generating unit is based would not cause its carrying value to exceed its recoverable amount. If the future were to adversely differ from management’s best estimates for the key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of the TELUS digital experience cash-generating unit’s goodwill amount.

March 31, 2026 | 31

notes to condensed interim consolidated financial statements	(unaudited)

As at March 31, 2026, our contractual commitments for intangible asset acquisitions totalled $44 million over a period ending December 31, 2031 (December 31, 2025 – $70 million over a period ending December 31, 2031).

The Innovation, Science and Economic Development Canada 2026 auction of residual spectrum licences occurred during January 2026. We were the successful auction participant for 103 spectrum licences with a total purchase price of $318 million, all of which was paid during the three-month period ended March 31, 2026. We may not commercially use the licences until such time as Innovation, Science and Economic Development Canada determines that we qualify as a radio communications carrier and comply with the Canadian Ownership and Control rules.

(b)	TELUS Health partnership and monetisation strategy

Subsequent to March 31, 2026, we had initiated an active programme to identify potential strategic partners for our TELUS Health business. The monetisation strategy is part of our capital allocation framework and long-term orientation consistent with our approach to value creation.

19	leases

Maturity analyses of lease liabilities are set out in Note 4(b) and Note 26(i); the period interest expense in respect thereof is set out in Note 9. The additions to, depreciation charges for, and carrying amounts of, right-of-use lease assets are set out in Note 17. We have not currently elected to exclude low-value and short-term leases from lease accounting.

		Three months
Periods ended March 31 (millions)	Note	2026	2025
Income from subleasing right-of-use lease assets
Co-location sublease revenue included in Operating revenues – service		$6	$4
Other sublease revenue included in Other income	7	$2	$1
Lease payments [1]		$889	$233

1	In the Consolidated statements of cash flows, the principal component of lease payments is included in Cash used by financing activities (see Note 31(b)) and the interest component of lease payments is included in Interest paid.

20	other long-term assets

As at (millions)	Note	March 31, 2026	December 31, 2025
Pension assets	15	$240	$235
Unbilled customer finance receivables	4(a)	568	586
Derivative assets	4(d)	90	40
Deferred income taxes		80	74
Costs incurred to obtain or fulfill contracts with customers		354	370
Investments in real estate joint ventures	21(a)	245	240
Investments in associates	21(b)	199	198
Portfolio investments [1]
At fair value through net income		89	78
At fair value through other comprehensive income		688	648
Prepaid maintenance		54	38
Refundable security deposits and other		173	169
		$2,780	$2,676

1	Fair value measured at reporting date using significant other observable inputs (Level 2).

The costs incurred to obtain and fulfill contracts with customers are as follows:

	Costs incurred to
(millions)	Obtain contracts with customers	Fulfill contracts with customers	Total
Balance as at January 1, 2026	$701	$82	$783
Additions	136	8	144
Amortization [1]	(242)	(3)	(245)
Balance as at March 31, 2026	$595	$87	$682
Current	$302	$26	$328
Non-current	293	61	354
	$595	$87	$682

1	For the three-month periods ended March 31, 2026, $130 (2025 – $NIL) of amortization of costs incurred to obtain contracts with customers was included in restructuring and other costs.

32 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

21	real estate joint ventures and investments in associates

(a)	Real estate joint ventures

During 2026 and 2025, we partnered, as equals, with arm’s-length parties in real estate redevelopment projects in Alberta and British Columbia.

Summarized financial information

As at (millions)	March 31, 2026	December 31, 2025
ASSETS
Current assets
Cash and temporary investments, net	$8	$6
Other	1	2
	9	8
Non-current assets
Investment property under development	487	466
Promissory notes [1]	416	411
	903	877
	$912	$885
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$7	$5
Non-current liabilities
Long-term debt	27	21
Liabilities	34	26
Owners’ equity
TELUS [2]	439	430
Other partners [1]	439	429
	878	859
	$912	$885

1	Other partners’ equity is gross of $416 (December 31, 2025 – $411) promissory notes issued to the joint ventures by the arm’s-length parties in the real estate redevelopment projects in British Columbia; in the event of dissolution or other wind-up of the partnerships, the other partner’s equity will first be reduced by any amounts of the promissory notes outstanding when determining the equity of the joint ventures. The primary intended method of repayment of the promissory notes is through contribution of in-kind development costs, but may optionally include cash payments.

2	The equity amounts recorded by the real estate joint ventures differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by the real estate joint ventures.

Our real estate joint ventures activity

Our real estate joint ventures investment activity is set out in the following table.

Periods ended March 31	Three months
(millions) [1]	2026	2025
Balance, beginning of period	$237	$178
Valuation provision reversal	—	3
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Our real estate contributed	16	17
Deferred gains on our remaining interests in our real estate contributed	(5)	(8)
Cash flows in the current reporting period
Funds repaid to us and earnings distributed	(6)	(1)
Balance, end of period	$242	$189

1	We account for our interests in the real estate joint ventures using the equity method of accounting and such interests are included in our Consolidated statements of financial position as Other long-term assets (see Note 20).

(b)	Investments in associates

As set out in Note 20, we include our investments in associates in our Consolidated statements of financial position as Other long-term assets. As at March 31, 2026, and December 31, 2025, we held an equity interest in Miovision Technologies Incorporated, a Canadian incorporated entity that is complementary to, and is viewed to grow, our existing Internet of Things business; our judgment is that we obtained significant influence over the associate when we acquired our initial equity interest. Miovision Technologies Incorporated is developing a suite of hardware and cloud-based solutions that provide cities with the data and tools they need to reduce traffic congestion, make better urban planning decisions and improve safety on their roads. Our aggregate interests in other individually immaterial associates as at March 31, 2026, totalled $31 million (December 31, 2025 – $29 million).

March 31, 2026 | 33

notes to condensed interim consolidated financial statements	(unaudited)

Miovision Technologies Incorporated

As at, or for the periods ended, ($ in millions)	March 31, 2026	March 31, 2025	December 31, 2025
Statement of financial position [1]
Current assets	$78		$82
Non-current assets	$414		$411
Current liabilities	$53		$74
Non-current liabilities	$55		$31
Net assets	$384		$388
Statement of income and other comprehensive income [1]
THREE-MONTH
Revenue and other income	$41	$44
Net income (loss)	$2	$(11)
Comprehensive income (loss)	$(5)	$(11)
Reconciliation of statement of financial position summarized financial information to carrying amounts
Net assets (above)	$384		$388
Our interest	43.4%		43.4%
Our interest in net assets (our carrying amounts)	$168		$169

1	As required by IFRS Accounting Standards, this summarized financial information is not just our share of these amounts.

22	short-term borrowings

On May 22, 2024, we entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank allowing us to borrow up to $1.6 billion, secured by certain trade receivables and unbilled customer finance receivables; the term of this revolving-period securitization agreement ends May 22, 2027, and requires minimum cash advances of $920 million. Funding under the agreement may be provided in either Canadian dollars or U.S. dollars. Currency risk associated with funding denominated in U.S. dollars is managed through the use of foreign currency forward contracts.

Short-term borrowings of $0.9 billion (December 31, 2025 – $0.9 billion) are comprised of amounts advanced to us by the arm’s-length securitization trust; all amounts advanced were denominated in U.S. dollars.

The balance of short-term borrowings (if any) is comprised of amounts drawn on bilateral bank facilities and/or other.

23	accounts payable and accrued liabilities

As at (millions)	March 31, 2026	December 31, 2025
Trade accounts payable [1]
Supply chain financing – arm’s-length third party has paid supplier	$18	$16
Supply chain financing – eligible payable [2]	11	11
Amounts that are part of supply chain financing	29	27
Amounts that are not part of supply chain financing	965	955
	994	982
Accrued liabilities	1,282	1,246
Payroll and other employee-related liabilities	534	651
Interest payable	340	389
Indirect taxes payable and other	253	226
	$3,403	$3,494

1	The composition of trade accounts payable fluctuates due to various factors, including suppliers’ invoice timing, our data processing cycle timing and the seasonal nature of certain business activities, as well as whether the statement of financial position date falls on a business day. Trade accounts payable represent future payments for invoices received in respect of both operating and capital activities, and may include amounts for assessed and self-assessed government remittances.

2	Amounts eligible for suppliers to choose to be paid in advance of industry-standard payment terms.

In 2023, we introduced a supply chain financing program that allows suppliers with qualifying trade accounts payable to opt for early payment from an arm’s-length third party, in advance of industry-standard payment terms; in turn, we reimburse the arm’s-length third party for those payments when the trade accounts payable would originally have been due.

The weighted average due dates for trade accounts payable are largely similar, within and outside the supply chain financing program, and generally payment is due within one quarter.

34 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

24	advance billings and customer deposits

As at (millions)	March 31, 2026	December 31, 2025
Advance billings	$888	$877
Deferred customer activation and connection fees	4	3
Customer deposits	16	13
Contract liabilities	908	893
Other	129	160
	$1,037	$1,053

Contract liabilities represent our future performance obligations to customers for services and/or equipment for which we have already received consideration or for which an amount is due from the customer. Our contract liability balances, and the changes in those balances, are as follows:

		Three months
Periods ended March 31 (millions)	Note	2026	2025
Balance, beginning of period		$1,161	$1,102
Revenue deferred in previous period and recognized in current period		(648)	(631)
Net additions arising from operations		669	664
Balance, end of period		$1,182	$1,135
Current		$1,034	$1,010
Non-current	27
Deferred revenues		147	123
Deferred customer activation and connection fees		1	2
		$1,182	$1,135

Reconciliation of contract liabilities presented in the Consolidated statements of financial position – current
Gross contract liabilities		$1,034	$1,010
Reclassification to contract assets of contracts with contract liabilities less than contract assets	6(c)	(113)	(123)
Reclassification from contract assets of contracts with contract assets less than contract liabilities	6(c)	(13)	(17)
		$908	$870

March 31, 2026 | 35

notes to condensed interim consolidated financial statements	(unaudited)

25	provisions

(millions)	Note	Asset retirement obligations [1]	Employee-related [2]	Written put options and contingent consideration [3]	Regulatory [2]	Other [2]	Total
Balance as at January 1, 2026		$301	$110	$233	$142	$175	$961
Additions		—	110	2	8	61	181
Reversals		—	—	(1)	—	(13)	(14)
Uses		(1)	(115)	—	(5)	(53)	(174)
Interest effects [4]	9	4	—	3	1	—	8
Effects of foreign exchange, net [4]		—	—	3	—	—	3
Balance as at March 31, 2026		$304	$105	$240	$146	$170	$965
Current		$15	$100	$174	$41	$86	$416
Non-current		289	5	66	105	84	549
Balance as at March 31, 2026		$304	$105	$240	$146	$170	$965

1	Additions and reversals for Asset retirement obligations are included in the Consolidated statements of financial position as Property, plant and equipment, net. Uses, to the extent that such items include a flow of cash, are included net in Cash used by investing activities in the Consolidated statements of cash flows (see Note 31(a)).
2	Additions and reversals for Employee-related, Regulatory and Other are generally included in the Consolidated statements of income and other comprehensive income as Employee benefits expense, Goods and services purchased and Goods and services purchased, respectively. Uses, to the extent that such items include a flow of cash, are generally included net in Cash provided by operating activities in the Consolidated statements of cash flows.
3	Additions and reversals for Written put options and contingent consideration are included in the Consolidated statements of financial position as Goodwill, net, and in the Consolidated statements of income and other comprehensive income as Other income, respectively. Uses, to the extent that such items include a flow of cash, are included in Cash used by investing activities in the Consolidated statements of cash flows.
4	Interest effects, excepting those arising from provision re-measurement due to change in discount rates, and Effects of foreign exchange, net, are included in the Consolidated statements of income and other comprehensive income as Financing costs.

Asset retirement obligations

We establish provisions for liabilities associated with the retirement of property, plant and equipment when these obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the associated cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the retirement dates of these assets.

Employee-related

Our employee-related provisions are largely in respect of restructuring activities (as discussed further in Note 16(b)). The timing of the associated cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Written put options and contingent consideration

In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. Some of these provisions are determined based on the net present value of estimated future earnings, requiring us to make key economic assumptions about the future. We have also established provisions for contingent consideration. We do not expect cash outflows in respect of the written put options to occur before their initial exercisability, nor do we expect cash outflows in respect of contingent consideration to occur before completion of the related earning periods; in some instances, we may settle the provision for written put options using equity instruments.

Regulatory

The regulatory regime under which we operate as a telecommunications carrier in Canada sets out, among other matters, rates, terms and conditions for the provision of telecommunications services, and in turn, we may need to record associated provisions. We cannot reasonably determine the timing of cash outflows in respect of regulatory accounts.

Other

The provisions for other include: legal claims; real estate rationalization and other non-employee-related restructuring activities; and contract termination costs and onerous contracts (including those related to business acquisitions). Except as noted below, we expect the cash outflows associated with the balance accrued as at the financial statement date to occur over an indeterminate multi-year period.

As discussed further in Note 29, we are involved in a number of legal claims and we are aware of certain other possible legal claims. We establish provisions for legal claims when warranted, considering legal assessments, current information, and the expected availability of recourse. We cannot reasonably determine the timing of cash outflows in respect of legal claims.

36 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

In connection with business acquisitions, we have established provisions for contract termination costs and onerous contracts acquired.

26	long-term debt

(a)	Details of long-term debt

As at (millions)	Note	March 31, 2026	December 31, 2025
Senior unsecured
TELUS Corporation senior notes	(b)	$17,664	$18,191
TELUS Corporation commercial paper	(c)	1,643	952
Other	(e)	299	295
Junior unsecured
TELUS Corporation junior subordinated notes	(f)	7,322	7,250
Secured
Other	(g)	489	537
		27,417	27,225
Lease liabilities	(h)	2,714	3,314
Long-term debt		$30,131	$30,539
Current		$4,092	$3,102
Non-current		26,039	27,437
Long-term debt		$30,131	$30,539

(b)	TELUS Corporation senior notes

The notes are senior unsecured and unsubordinated obligations, ranking equally with all of our existing and future unsecured unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The notes’ indentures contain covenants that, among other things, limit our ability, and that of certain of our subsidiaries, to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

Interest is payable semi-annually. Upon a change in control triggering event, as defined in the supplemental trust indenture, we must offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the repurchase date.

Notes issued before September 2023 are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 days’ and not more than 60 days’ prior notice before their respective maturity dates; for notes issued subsequent to August 2023, the notice period is not fewer than 10 days’ and not more than 60 days’ prior notice. On or after the respective redemption present value spread cessation dates set out in the table below, notes issued before September 2023 are redeemable at our option, in whole but not in part, on not fewer than 30 days’ and not more than 60 days’ prior notice, at redemption prices equal to 100% of their principal amounts; for notes issued subsequent to August 2023, the notice period is not fewer than 10 days’ and not more than 60 days’ prior notice. Accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

March 31, 2026 | 37

notes to condensed interim consolidated financial statements	(unaudited)

						Principal face amount		Redemption present value spread
TELUS Corporation senior note series	Issued	Maturity	Issue price	Effective interest rate [1]		Originally issued	Outstanding at financial statement date	Basis points [2]	Cessation date
3.75% Notes, Series CV	December 2015	March 2026 [3]	$992.14	3.84%		$600 million	$NIL	53.5	Dec. 10, 2025
2.75% Notes, Series CZ	July 2019	July 2026 [4]	$998.73	2.77%		$800 million	$800 million [4]	33	May 8, 2026
2.80% U.S. Dollar Notes [5]	September 2016	February 2027	US$991.89	2.89%		US$600 million	US$600 million	20	Nov. 16, 2026
3.70% U.S. Dollar Notes [5]	March 2017	September 2027	US$998.95	3.71%		US$500 million	US$500 million	20	June 15, 2027
2.35% Notes, Series CAC	May 2020	January 2028	$997.25	2.39%		$600 million	$600 million	48	Nov. 27, 2027
3.625% Notes, Series CX	March 2018	March 2028	$989.49	3.75%		$600 million	$600 million	37	Dec. 1, 2027
4.80% Notes, Series CAO	February 2024	December 2028	$998.95	4.83%		$700 million	$700 million	28	Nov. 15, 2028
3.30% Notes, Series CY	April 2019	May 2029	$991.75	3.40%		$1.0 billion	$1.0 billion	43.5	Feb. 2, 2029
5.00% Notes, Series CAI	September 2022	September 2029	$995.69	5.07%		$350 million	$350 million	46.5	July 13, 2029
3.15% Notes, Series CAA	December 2019	February 2030	$996.49	3.19%		$600 million	$600 million	39.5	Nov. 19, 2029
5.60% Notes, Series CAM	September 2023	September 2030	$998.85	5.62%		$500 million	$500 million	46	July 9, 2030
2.05% Notes, Series CAD	October 2020	October 2030	$997.93	2.07%		$500 million	$500 million	38	July 7, 2030
4.95% Notes, Series CAP	February 2024	February 2031	$997.07	5.00%		$600 million	$600 million	34.5	Dec. 18, 2030
4.65% Notes, Series CAQ	August 2024	August 2031	$999.11	4.66%		$700 million	$700 million	38.5	June 13, 2031
2.85% Sustainability-Linked Notes, Series CAF	June 2021	November 2031	$997.52	2.88	% [6]	$750 million	$750 million	34	Aug. 13, 2031
3.40% U.S. Dollar Sustainability-Linked Notes [5]	February 2022	May 2032	US$997.13	3.43	% [6]	US$900 million	US$900 million	25	Feb. 13, 2032
5.25% Sustainability-Linked Notes, Series CAG	September 2022	November 2032	$996.73	5.29	% [6]	$1.1 billion	$1.1 billion	51.5	Aug. 15, 2032
4.95% Sustainability-Linked Notes, Series CAJ	March 2023	March 2033	$998.28	4.97	% [6]	$500 million	$500 million	54.5	Dec. 28, 2032
5.75% Sustainability-Linked Notes, Series CAK	September 2023	September 2033	$997.82	5.78	% [6]	$850 million	$850 million	52	June 8, 2033
5.10% Sustainability-Linked Notes, Series CAN	February 2024	February 2034	$996.44	5.15	% [6]	$500 million	$500 million	38.5	Nov. 15, 2033
4.40% Notes, Series CL	April 2013	April 2043	$997.68	4.41%		$600 million	$129 million [7]	47	Oct. 1, 2042
5.15% Notes, Series CN	November 2013	November 2043	$995.00	5.18%		$400 million	$400 million	50	May 26, 2043
4.85% Notes, Series CP	Multiple [8]	April 2044	$987.91 [8]	4.93	% [8]	$500 million [8]	$900 million [8]	46	Oct. 5, 2043
4.75% Notes, Series CR	September 2014	January 2045	$992.91	4.80%		$400 million	$400 million	51.5	July 17, 2044
4.40% Notes, Series CU	March 2015	January 2046	$999.72	4.40%		$500 million	$60 million [7]	60.5	July 29, 2045
4.70% Notes, Series CW	Multiple [9]	March 2048	$998.06 [9]	4.71	% [9]	$325 million [9]	$89 million [7,9]	58.5	Sept. 6, 2047
4.60% U.S. Dollar Notes [5]	June 2018	November 2048	US$987.60	4.68%		US$750 million	US$561 million [7]	25	May 16, 2048
4.30% U.S. Dollar Notes [5]	May 2019	June 2049	US$990.48	4.36%		US$500 million	US$371 million [7]	25	Dec. 15, 2048
3.95% Notes, Series CAB	Multiple [10]	February 2050	$997.54 [10]	3.97%[10]		$400 million [10]	$73 million [7,10]	57.5	Aug. 16, 2049
4.10% Notes, Series CAE	April 2021	April 2051	$994.70	4.13%		$500 million	$49 million [7]	53	Oct. 5, 2050
5.65% Notes, Series CAH	September 2022	September 2052	$996.13	5.68%		$550 million	$550 million	61.5	Mar. 13, 2052
5.95% Notes, Series CAL	September 2023	September 2053	$992.67	6.00%		$400 million	$400 million	61.5	Mar. 8, 2053

1	The effective interest rate represents the yield the notes would provide to an initial debt holder if held to maturity and, in respect of sustainability-linked notes, if no trigger events or MFN step-ups occur.

2	For Canadian dollar-denominated notes, the redemption price is the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to the cessation date, or (ii) 100% of the principal amount thereof.

For U.S. dollar-denominated notes, the redemption price is the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate (at the U.S. Treasury Rate for the 3.40% U.S. Dollar Sustainability-Linked Notes) plus the redemption present value spread calculated over the period to the cessation date, or (ii) 100% of the principal amount thereof.

3	On December 16, 2025, we exercised our right to, and did, early redeem, on January 16, 2026, all of our 3.75% Notes, Series CV.

4	On March 9, 2026, we exercised our right to, and did, early redeem, on May 8, 2026, $500 million of our 2.75% Notes, Series CZ.

5	We have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert the principal payments and interest obligations to Canadian dollar obligations as follows:

TELUS Corporation senior note series	Interest rate fixed at	Canadian dollar equivalent principal	Exchange rate
2.80% U.S. Dollar Notes	2.95%	$792 million	$1.3205
3.70% U.S. Dollar Notes	3.41%	$667 million	$1.3348
3.40% U.S. Dollar Sustainability-Linked Notes	3.89%	$1.1 billion	$1.2753
4.60% U.S. Dollar Notes	4.41%	$728 million	$1.2985
4.30% U.S. Dollar Notes	4.27%	$498 million	$1.3435

6	If we have not obtained a sustainability performance target verification assurance certificate for the fiscal year ending December 31, 2030, the sustainability-linked notes will incur increased interest rates from the trigger date through to their individual maturities. The interest rate on certain sustainability-linked notes may also increase (MFN step-up) if we fail to meet additional sustainability and/or environmental, social or governance targets specified in a sustainability-linked bond; the interest rate on these notes, however, in no event can exceed the initial rate by more than the combined MFN step-up and trigger event limit, whether as a result of not obtaining a sustainability performance target verification assurance certificate and/or any targets provided for in one or more future sustainability-linked bonds. Similarly, if we redeem any sustainability-linked notes without having obtained a sustainability performance target verification assurance certificate at the end of the fiscal year immediately preceding the redemption date, any interest accrued will be determined using the following rates:

38 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

	Sustainability performance target verification assurance certificate
TELUS Corporation senior note series	Fiscal year	Trigger date	Post-trigger event interest rate	Aggregate MFN step-up and trigger event limit	Redemption interest accrual rate if certificate not obtained
2.85% Sustainability-Linked Notes, Series CAF	2030	Nov. 14, 2030	3.85%	N/A	3.85%
3.40% U.S. Dollar Sustainability-Linked Notes	2030	Nov. 14, 2030	4.40%	1.50%	4.40%
5.25% Sustainability-Linked Notes, Series CAG	2030	Nov. 15, 2030	6.00%	1.50%	6.00%
4.95% Sustainability-Linked Notes, Series CAJ	2030	Mar. 28, 2031	5.70%	1.50%	5.70%
5.75% Sustainability-Linked Notes, Series CAK	2030	Apr. 30, 2031	6.35%	1.20%	6.35%
5.10% Sustainability-Linked Notes, Series CAN	2030	Feb. 15, 2031	5.60%	1.00%	5.60%

7	In the year ended December 31, 2025, we acquired TELUS Corporation senior notes pursuant to our June 2025 and December 2025 tender offers, as set out in the following table.

		Tender offer principal face amount acquired (millions)
TELUS Corporation senior note series	Maturity	June 2025	Dec. 2025	Total
4.40% Notes, Series CL	April 2043	—	$471	$471
4.40% Notes, Series CU	Jan. 2046	$267	$173	$440
4.70% Notes, Series CW	Mar. 2048	—	$386	$386
4.60% U.S. Dollar Notes	Nov. 2048	US$189	—	US$189
4.30% U.S. Dollar Notes	June 2049	US$129	—	US$129
3.95% Notes, Series CAB	Feb. 2050	$695	$32	$727
4.10% Notes, Series CAE	April 2051	$422	$29	$451

8	$500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.

9	$325 million of 4.70% Notes, Series CW were issued in March 2017 at an issue price of $990.65 and an effective interest rate of 4.76%. This series of notes was reopened in February 2018 and a further $150 million of notes were issued in March 2018 at an issue price of $1,014.11 and an effective interest rate of 4.61%.

10	$400 million of 3.95% Notes, Series CAB were issued in December 2019 at an issue price of $991.54 and an effective interest rate of 4.00%. This series of notes was reopened in May 2020 and a further $400 million of notes were issued at an issue price of $1,003.53 and an effective interest rate of 3.93%.

(c)	TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, backstopped by our $2.75 billion revolving syndicated credit facility (see (d)), which is used for general corporate purposes, including capital expenditures and investments. Subject to conditions related to debt ratings, this program allows us to issue commercial paper up to a maximum aggregate equivalent amount at any one time of $2.1 billion (US$1.5 billion maximum). We use foreign currency forward contracts to manage currency risk arising from U.S. dollar-denominated commercial paper. Although commercial paper debt matures within one year, we classify it as a current portion of long-term debt as these amounts are supported by the revolving credit facility and we expect that they will continue to be supported by the revolving credit facility, which has no repayment requirements within the next year. As at March 31, 2026, we had $1.6 billion (December 31, 2025 – $1.0 billion) of commercial paper outstanding, all of which was denominated in U.S. dollars (US$1.2 billion; December 31, 2025 – US$0.7 billion), with an effective average interest rate of 4.2%, maturing through September 2026.

(d)	TELUS Corporation credit facilities

As at March 31, 2026, TELUS Corporation had a $2.75 billion unsecured revolving syndicated bank credit facility, expiring on August 21, 2030 (December 31, 2025 – August 21, 2030), with a syndicate of financial institutions, which is used for general corporate purposes, including the backstopping of commercial paper.

The TELUS Corporation credit facilities incur interest at prime rate, U.S. Dollar Base Rate, Canadian Overnight Repo Rate Average (CORRA) or term secured overnight financing rate (SOFR) (as such terms are used or defined in the credit facilities), plus applicable margins. The credit facilities include customary representations, warranties and covenants, including two financial quarter-end ratio tests: our leverage ratio must not exceed 4.25:1.00; and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, all as defined in the credit facilities.

TELUS Corporation’s continued access to these credit facilities does not depend upon TELUS Corporation maintaining a specific credit rating.

As at (millions)	March 31, 2026	December 31, 2025
Net available	$1,107	$1,798
Backstop of commercial paper	1,643	952
Gross available revolving $2.75 billion bank credit facility	$2,750	$2,750

March 31, 2026 | 39

notes to condensed interim consolidated financial statements	(unaudited)

As at March 31, 2026, we had letters of credit outstanding of $67 million (December 31, 2025 – $67 million), issued under various uncommitted facilities. These letter of credit facilities are in addition to our ability to provide letters of credit under our committed revolving bank credit facility.

(e)	Other (unsecured)

As at March 31, 2026, other (unsecured) included a US$200 million promissory note issued by a wholly owned subsidiary to a private equity investor, which was senior in right of payment to all of our existing and future subordinated indebtedness, and was effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries.

The promissory note was redeemable, in whole but not in part, at our option and, after May 13, 2030, also at the holder’s option. Subsequent to March 31, 2026, the promissory note was repaid and a prepayment premium of $51 million was recorded.

The promissory note was issued in exchange for preferred shares that had been issued by the wholly owned subsidiary to the private equity investor, in connection with the acquisition of Workplace Options; IFRS Accounting Standards required that the preferred shares be accounted for as financial liabilities. The promissory note, and previously the preferred shares, were similarly featured in that they were: unsubordinated obligations, senior in right of payment to all of our existing and future subordinated indebtedness, and effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries; redeemable, in whole but not in part, at our option and, after May 13, 2030, also at the holder’s option; change in control events, as defined in the preferred investment agreement, may also have required redemption of the preferred shares; the redemption price was generally equal to a multiple of invested capital; and any accrued and un-reinvested interest would have been included in determining the redemption amount.

(f)	TELUS Corporation junior subordinated notes

The notes are direct unsecured obligations, are subordinated to all existing and future senior indebtedness, and are effectively subordinated to all existing and future indebtedness and obligations of, or guaranteed by, our subsidiaries. For purposes of calculating leverage ratios, only one-half of the principal is included as debt in the initial post-issuance decade.

Interest is payable semi-annually and has a fixed rate reset at the interest payment date coinciding with the cessation date of the no-call period and every five years thereafter. Upon a rating event, as defined in the supplemental trust indenture, we must offer to repurchase the notes at a price equal to 102% of their principal amount plus accrued and unpaid interest to the repurchase date.

After the initial no-call period, the notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 10 days’ and not more than 60 days’ prior notice, on any interest payment date (prior to elapsing of the initial no-call periods, the notes are redeemable, on not fewer than 10 days’ and not more than 90 days’ prior notice, on each note’s unique first rate reset date) at redemption prices equal to 100% of their principal amounts. Accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

						Principal face amount
TELUS Corporation junior subordinated note series	Issued	Maturity	Issue price	Initial effective interest rate [1]		Originally issued	Outstanding at financial statement date	No-call period cessation date	Rate reset minimum [2]
6.25% Fixed-to-Fixed Rate, Series CAR	Multiple [3]	July 2055	$1,006.41[3]	6.09	% [3]	$1.1 billion [3]	$1.5 billion [3]	July 21, 2030	6.25%
6.75% Fixed-to-Fixed Rate, Series CAS	Multiple [4]	July 2055	$1,020.45 [4]	6.46	% [4]	$500 million [4]	$925 million [4]	July 21, 2035	6.75%
U.S. Dollar 6.625% Fixed-to-Fixed Rate, Series A [5]	June 2025	Oct. 2055	US$1,000.00	6.625%		US$700 million	US$700 million	Oct. 15, 2030	6.625%
U.S. Dollar 7.000% Fixed-to-Fixed Rate, Series B [5]	June 2025	Oct. 2055	US$1,000.00	7.000%		US$800 million	US$800 million	Oct. 15, 2035	7.000%
U.S. Dollar 6.375% Fixed-to-Fixed Rate, Series C [5]	Dec. 2025	June 2056	US$1,000.00	6.375%		US$800 million	US$800 million	June 9, 2031	6.375%
U.S. Dollar 6.625% Fixed-to-Fixed Rate, Series D [5]	Dec. 2025	June 2056	US$1,000.00	6.625%		US$700 million	US$700 million	June 9, 2036	6.625%
5.375% Fixed-to-Fixed Rate, Series CAT	Dec. 2025	June 2056	$1,000.00	5.375%		$400 million	$400 million	June 9, 2031	5.375%
5.875% Fixed-to-Fixed Rate, Series CAU	Dec. 2025	June 2056	$1,000.00	5.875%		$400 million	$400 million	June 9, 2036	5.875%

1	The effective interest rate represents the minimum yield the notes would provide to an initial debt holder if held to maturity.
2	For the Canadian dollar-denominated notes, the rate reset is based upon a spread to the Five Year Government of Canada Bond Yield at the rate reset date, but is subject to a rate reset minimum.

For the U.S. Dollar-denominated notes the rate reset is based upon a spread to Five-Year U.S. Treasury Rate at the rate reset date, but is subject to a reset minimum.

3	$1.1 billion of 6.25% Fixed-to-Fixed Rate, Series CAR Notes were issued in April 2025 at an issue price of $999.65 and an initial effective interest rate of 6.25%. This series of notes was reopened in June 2025 and a further $375 million of notes were issued at an issue price of $1,026.25 and an initial effective interest rate of 5.61%.

40 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

4	$500 million of 6.75% Fixed-to-Fixed Rate, Series CAS Notes were issued in April 2025 at an issue price of $999.59 and an initial effective interest rate of 6.75%. This series of notes was reopened in June 2025 and a further $425 million of notes were issued at an issue price of $1,045.00 and an initial effective interest rate of 6.13%.
5	We have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that, during the first no-call periods, effectively convert the principal payments and interest obligations to Canadian dollar obligations as follows:

TELUS Corporation junior subordinated note series	First no-call period interest rate fixed at	Canadian dollar equivalent principal	Exchange rate
U.S. Dollar 6.625% Fixed-to-Fixed Rate, Series A	5.79%	$1.0 billion	$1.3743
U.S. Dollar 7.000% Fixed-to-Fixed Rate, Series B	6.42%	$1.1 billion	$1.3743
U.S. Dollar 6.375% Fixed-to-Fixed Rate, Series C	5.64%	$1.1 billion	$1.3957
U.S. Dollar 6.625% Fixed-to-Fixed Rate, Series D	6.07%	$1.0 billion	$1.3955

(g)	Other (secured)

Other liabilities incur interest at 4.4%, are secured by the AWS-4 spectrum licences associated with these other liabilities, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

(h)	Lease liabilities

Lease liabilities are subject to amortization schedules, so that the principal is repaid over various periods, which include reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 5.4% as at March 31, 2026.

March 31, 2026 | 41

notes to condensed interim consolidated financial statements	(unaudited)

(i)	Long-term debt maturities

Anticipated requirements for long-term debt repayments, calculated for long-term debt owed as at March 31, 2026, are as follows:

Composite long-term debt denominated in	Canadian dollars			U.S. dollars					Other currencies
	Long-term debt,			Long-term debt,		Currency swap agreement amounts to be exchanged
Years ending December 31 (millions)	excluding leases	Leases [1] (Note 19)	Total	excluding leases	Leases (Note 19)	(Receive) [2]	Pay	Total	Leases (Note 19)	Total
2026 (remainder of year)	$837	$261	$1,098	$1,996	$28	$(1,643)	$1,625	$2,006	$44	$3,148
2027	50	335	385	1,533	33	(1,533)	1,459	1,492	51	1,928
2028	1,952	291	2,243	—	34	—	—	34	42	2,319
2029	1,404	221	1,625	—	38	—	—	38	34	1,697
2030	1,652	174	1,826	—	34	(976)	962	20	23	1,869
2031 - 2035	5,251	398	5,649	1,255	29	(3,485)	3,364	1,163	67	6,879
Thereafter	6,270	538	6,808	5,480	—	(2,661)	2,204	5,023	2	11,833
Future cash outflows in respect of composite long-term debt principal repayments	17,416	2,218	19,634	10,264	196	(10,298)	9,614	9,776	263	29,673
Future cash outflows in respect of associated interest and like carrying costs [3]	11,641	649	12,290	10,147	71	(3,504)	3,556	10,270	84	22,644
Undiscounted contractual maturities (Note 4(b))	$29,057	$2,867	$31,924	$20,411	$267	$(13,802)	$13,170	$20,046	$347	$52,317

1	Where applicable, cash flows reflect foreign exchange rates as at March 31, 2026. Maturities and gross cash flows for the TELUS Corporation junior subordinated notes reflect the initial fixed rate reset date.
2	Future cash outflows in respect of associated interest and like carrying costs for sustainability-linked notes, commercial paper, amounts drawn under our credit facilities (if any), other (unsecured) and junior subordinated notes have been calculated based upon the rates in effect as at March 31, 2026.

42 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

27	other long-term liabilities

As at (millions)	Note	March 31, 2026	December 31, 2025
Contract liabilities	24	$147	$132
Other		2	2
Deferred revenues		149	134
Pension benefit liabilities	15	452	453
Other post-employment benefit liabilities		95	98
Derivative liabilities	4(d)	110	167
Deferred capital expenditure government grants		66	66
Other		42	34
		914	952
Deferred customer activation and connection fees	24	1	3
		$915	$955

28	owners’ equity

(a)	TELUS Corporation Common Share capital – general

Our authorized share capital is as follows:

As at	March 31, 2026	December 31, 2025
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	4 billion	4 billion

Only holders of Common Shares may vote at our general meetings, with each holder entitled to one vote per Common Share held, provided that no less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in the payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at March 31, 2026, we had reserved for issuance from Treasury: approximately 32 million Common Shares under a dividend reinvestment and share purchase plan (see Note 13(b)); approximately 53 million Common Shares under restricted share unit plans (see Note 14(b)); and approximately 12 million Common Shares under share option plans (see Note 14(d)).

(b)	Subsidiaries with significant non-controlling interests

TELUS International (Cda) Inc.

Our TELUS International (Cda) Inc. subsidiary was incorporated under the Business Corporations Act (British Columbia) and had geographically dispersed operations, with its principal places of business located in Asia, Central America, Europe and North America.

The following table sets out the statement of income and other comprehensive income amounts allocated to non-controlling interests.

For the three-month period ended March 31 (millions)	2025
Net income (loss)	$(20)
Other comprehensive income	9
Comprehensive income	$(11)

1	Amounts for periods in the year ended December 31, 2025, reflect amounts allocated to non-controlling interests prior to privatization on October 31, 2025.

Summarized financial information

Summarized financial information for our TELUS International (Cda) Inc. subsidiary is set out in the accompanying table.

For the period ended March 31 (millions)	2025
Statement of income and other comprehensive income [1,2]
THREE-MONTH
Revenue and other income	$962
Net income (loss)	$(35)
Comprehensive income (loss)	$(12)
Statement of cash flows [1,2]
THREE-MONTH
Cash provided by operating activities	$59
Cash used by investing activities	$(39)
Cash used by financing activities	$(76)

1	As required by IFRS Accounting Standards, this summarized financial information excludes inter-company eliminations.
2	Amounts for periods in the year ended December 31, 2025, are prior to privatization on October 31, 2025.

Terrion

Our Terrion subsidiary was established under the Partnership Act (Ontario) on July 24, 2025, and its principal place of business is Canada. Terrion is a wireless tower infrastructure operator enabling wholesale access and co-location.

March 31, 2026 | 43

notes to condensed interim consolidated financial statements	(unaudited)

During the 160-day period (hereinafter referred to as “the year”) from the date of establishment of the partnership through December 31, 2025, Terrion capitalization activity included issuing equity in Terrion to a non-controlling interest. Subsequent to the capitalization activity, TELUS Corporation retained a 50.1% voting and economic interest in Terrion. TELUS has a call option, exercisable in whole but not in part, in respect of the non-controlling interest either in September 2027 (if there is a dispute among the partners) or after September 2057. The call option price is generally the greater of fair value and a multiple of invested capital.

The following table sets out the Consolidated statements of income and other comprehensive income amounts allocated to non-controlling interests.

For the period ended March 31, 2026 (millions)	Three-month
Net income and comprehensive income	$8

As at March 31, 2026, the accumulated non-controlling interest totalled $802 million (December 31, 2025 – $799 million). Partnership distributions to the non-controlling interest for the three-month period ended March 31, 2026, were $5 million.

Summarized financial information

Summarized financial information for Terrion is set out in the accompanying table.

As at, or for the period [1] ended, (millions)	March 31, 2026	December 31, 2025
Statement of financial position [2]
Current assets	$46	$33
Non-current assets	$678	$658
Current liabilities	$38	$37
Non-current liabilities	$323	$314
Statement of income and other comprehensive income [2]
THREE-MONTH
Revenue and other income	$46
Net income [3]	$16
Comprehensive income [3]	$16
Statement of cash flows [1]
THREE-MONTH
Cash provided by operating activities	$33
Cash used by investing activities [4]	$(10)
Cash provided by financing activities	$(16)

1	Amounts for periods in the year ended December 31, 2025, are for the 160-day period from the date of establishment, July 24, 2025, through December 31, 2025, inclusive.
2	As required by IFRS Accounting Standards, this summarized financial information excludes inter-company eliminations.
3	As Terrion is a partnership, no provision is made for income taxes in respect of the partners in determining Terrion’s net income and comprehensive income.
4	Includes additions (excluding additions from leases) to property, plant and equipment of $9 and change in associated non-cash investing working capital of $(5).

(c)	Purchase of Common Shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase a portion of our Common Shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure.

On December 15, 2025, we announced that we had received approval for a normal course issuer bid to purchase and cancel up to 28 million of our Common Shares (up to a maximum of $500 million) from December 17, 2025, to December 16, 2026, through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and/or alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations, including privately negotiated block purchases. Additionally, we are able to enter into an automatic share purchase plan with a broker for the purpose of permitting us to purchase our Common Shares under the normal course issuer bid at times we would not otherwise be permitted to trade in our own Common Shares, including during regularly scheduled quarterly internal blackout periods. Such purchases will be determined by the broker in its sole discretion based on parameters we have established. We record a liability and charge share capital and retained earnings for purchases that may occur during such blackout periods based upon the parameters of the normal course issuer bid as at the statement of financial position date.

The excess of the purchase price over the average stated value of Common Shares purchased for cancellation is charged to retained earnings. We cease to consider the Common Shares to be outstanding on the date of our purchase of the Common Shares, although the actual cancellation of the Common Shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter.

44 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

29	contingent liabilities

Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the following items.

Certified class actions

Certified class actions against us include the following:

System access fee class action

In 2004, a class action was brought in Saskatchewan against a number of past and present wireless service providers, including us, which alleged breach of contract, misrepresentation, unjust enrichment and violation of competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees. In September 2007, a national opt-in class was certified by the Saskatchewan Court of Queen’s Bench in relation to the unjust enrichment claim only. In February 2008, the Saskatchewan Court of Queen’s Bench granted an order amending the certification order so as to exclude from the class of plaintiffs any customer bound by an arbitration clause with us. After a long period of dormancy, the Plaintiff sought, in 2024, to advance the class action. The defendants have applied to dismiss the class action for want of prosecution.

Per minute billing class action

In 2008, a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” mobile airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined to stay the claims of our business customers, notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal. The Supreme Court of Canada granted us leave to appeal this decision and on April 4, 2019, granted our appeal and stayed the claims of business customers. Notice of this certified class action was provided to potential class members in 2022. A summary judgment hearing has been set for February 1 to 19, 2027.

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008, a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps have been taken in this proceeding since 2016.

Public Mobile class actions

In 2014, class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. On June 28, 2021, the Quebec Superior Court approved the discontinuance of this claim against TELUS. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

March 31, 2026 | 45

notes to condensed interim consolidated financial statements	(unaudited)

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

30	related party transactions

(a)	Transactions with key management personnel

Our key management personnel, consisting of our Board of Directors and our Executive Team, have authority and responsibility for overseeing, planning, directing and controlling our activities.

Total compensation expense for key management personnel and its composition, included in the Consolidated statements of income and other comprehensive income as Employee benefits expense, is as follows:

	Three months
Periods ended March 31 (millions)	2026	2025
Short-term benefits	$4	$4
Post-employment pension [1] and other benefits	2	2
Share-based compensation [2]	12	13
	$18	$19

1	The members of our Executive Team are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit and defined contribution pension plans.
2	We accrue an expense for the notional subset of our restricted share units with market performance conditions using a fair value determined by a Monte Carlo simulation. Restricted share units with an equity settlement feature are accounted for as equity instruments. The expense in respect of restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

As disclosed in Note 14, we made awards of share-based compensation in 2026 and 2025 to our key management personnel, as set out in the following table. As most of these awards are cliff-vesting or graded-vesting with multi-year requisite service periods, the related expense is being recognized rateably over a period of years and thus only a portion of the 2026 and 2025 initial awards is included in the amounts in the table above.

Three-month periods ended March 31 ($ in millions)	Number of units	Notional value [1]	Grant-date fair value [1]
2026
TELUS Corporation
Restricted share units	80,038	$2	$2
Share options	1,000,000	1	1
		$3	$3

2025
TELUS Corporation
Restricted share units	1,601,848	$35	$43
TELUS International (Cda) Inc.
Restricted share units	1,229,346	5	5
		$40	$48

1	The notional value of restricted share units is determined by multiplying the equity share price at the time of award by the number of units awarded; the grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 14(b)). The notional value of share options and the grant date fair value has been determined using a Black-Scholes model (a closed-form option pricing model).

Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, TELUS Corporation Common Shares or cash. Deferred share units entitle directors to a specified number of TELUS Corporation Common Shares. Deferred share units are settled when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan. As at March 31, 2026 and December 31, 2025, no share-based compensation awards accounted for as liabilities were outstanding.

Executive Team members’ employment agreements typically provide for severance payments if an executive’s employment is terminated without cause: generally, 18 months of base salary, benefits and accrual of pension service in lieu of notice, and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

46 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Transactions with defined benefit pension plans

During the three-month period ended March 31, 2026, we provided our defined benefit pension plans with management and administrative services on a cost recovery basis and actuarial services on an arm’s-length basis; the charges for these services amounted to $3 million (2025 – $3 million) and are included net in the Consolidated statements of income and other comprehensive income as Goods and services purchased.

31	additional statement of cash flow information

(a)	Statements of cash flows – operating activities and investing activities

		Three months
Periods ended March 31 (millions)	Note	2026	2025
OPERATING ACTIVITIES
Net change in non-cash operating working capital
Current
Accounts receivable		$39	$191
Inventories		24	63
Contract assets		7	(4)
Costs incurred to obtain or fulfill contracts with customers	20	85	(17)
Prepaid maintenance and other		(144)	(106)
Unrealized change in held for trading derivatives		6	(2)
Accounts payable and accrued liabilities		(46)	(249)
Advance billings and customer deposits	24	(17)	(12)
Provisions	25	37	6
		(9)	(130)
Non-current
Contract assets		1	21
Unbilled customer finance receivables		18	2
Unrealized change in held for trading derivatives		(11)	—
Costs incurred to obtain or fulfill contracts with customers	20	16	(14)
Prepaid maintenance		(16)	5
Refundable security deposits and other		(4)	—
Provisions	25	(44)	(84)
Contract liabilities	24, 27	13	10
Other post-employment benefit liabilities		(3)	5
Other long-term liabilities		8	(5)
		(22)	(60)
		$(31)	$(190)

INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences
Capital asset additions
Gross capital expenditures
Property, plant and equipment	17	$(647)	$(601)
Intangible assets subject to amortization	18	(265)	(201)
		(912)	(802)
Additions arising from leases	17	236	215
Additions arising from non-monetary transactions and other		25	—
Capital expenditures [1]	5	(651)	(587)
Change in associated non-cash investing working capital		(106)	(67)
		$(757)	$(654)

1	Includes capital expenditures of $9 (2025 – $NIL) in respect of our Terrion subsidiary (see Note 28(b)).

March 31, 2026 | 47

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Changes in liabilities arising from financing activities

		Three-month period ended March 31, 2025						Three-month period ended March 31, 2026
		Statement of cash flows		Non-cash changes				Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
Dividends payable to holders of Common Shares	$605	$—	$(605)	$—	$610	$610	$649	$—	$(649)	$—	$653	$653
Dividends reinvested in shares from Treasury	—	—	203	—	(203)	—	—	—	219	—	(219)	—
	$605	$—	$(402)	$—	$407	$610	$649	$—	$(430)	$—	$434	$653
Short-term borrowings	$922	$394	$(2)	$11	$—	$1,325	$920	$10	$(21)	$11	$—	$920
Net-settled derivatives used to manage currency risk arising from U.S. dollar-denominated short-term borrowings – liability (asset)	2	9	(2)	(15)	—	(6)	—	23	(9)	(14)	—	—
	$924	$403	$(4)	$(4)	$—	$1,319	$920	$33	$(30)	$(3)	$—	$920

48 | March 31, 2026

notes to condensed interim consolidated financial statements	(unaudited)

		Three-month period ended March 31, 2025						Three-month period ended March 31, 2026
		Statement of cash flows		Non-cash changes				Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
Long-term debt
TELUS Corporation senior notes	$22,077	$—	$(800)	$(4)	$4	$21,277	$18,191	$—	$(600)	$68	$5	$17,664
TELUS Corporation commercial paper	1,404	1,462	(750)	—	—	2,116	952	1,360	(697)	28	—	1,643
Other (unsecured)	—	—	—	—	—	—	295	—	—	4	—	299
TELUS Corporation junior subordinated notes	—	—	—	—	—	—	7,250	—	—	70	2	7,322
Other (secured)	588	—	(8)	—	—	580	537	—	(11)	—	(37)	489
Lease liabilities	2,882	—	(193)	12	201	2,902	3,314	—	(845)	1	244	2,714
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	(68)	770	(756)	28	(39)	(65)	71	697	(697)	(166)	(17)	(112)
TELUS Communications Inc. debentures	200	—	—	—	—	200
TELUS International (Cda) Inc. credit facility	1,703	201	(253)	(2)	—	1,649
	28,786	2,433	(2,760)	34	166	28,659	30,610	2,057	(2,850)	5	197	30,019
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(770)	770	—	—	—	—	(697)	697	—	—	—
	$28,786	$1,663	$(1,990)	$34	$166	$28,659	$30,610	$1,360	$(2,153)	$5	$197	$30,019
Partnership distributions payable to non-controlling interests	$—	$—	$—	$—	$—	$—	$—	$—	$(5)	$—	$5	$—

March 31, 2026 | 49